EXHIBIT 99.3
TERRESTAR CORPORATION
Index to Consolidated Financial Statements and Financial Statement Schedule

Page
Reference
Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-2
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006	F-5
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
TerreStar Corporation
     We have audited the accompanying consolidated balance sheets of TerreStar Corporation (formerly Motient Corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity and cash flows for the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerreStar Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TerreStar Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2009 expressed an adverse opinion on the effectiveness of internal control over financial reporting.
/s/ Friedman LLP
East Hanover, New Jersey
March 12, 2009

TERRESTAR CORPORATION
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousands)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$236,820	$89,134
Cash committed for satellite construction costs	—	2,814
Deferred issuance costs	6,575	6,479
Income tax receivable	1,477	380
Other current assets	3,594	8,751

Total current assets	248,466	107,558

Restricted cash	1,404	2,648
Property and equipment, net	716,602	571,151
Intangible assets, net	359,013	212,256
Investment in SkyTerra	—	103,733
Investment in SkyTerra—Restricted	—	221,575
Deferred issuance costs	9,692	17,485
Other non-current assets	6,000	6,817

Total assets	$1,341,177	$1,243,223

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$16,668	$43,223
Accrued termination costs	707	—
Deferred rent and other current liabilities	1,517	1,020
Series A and Series B Cumulative Convertible Preferred Stock dividends payable	4,468	8,368

Total current liabilities	23,360	52,611

Deferred rent and other long-term liabilities	3,175	1,855
Deferred tax liabilities	13,039	—
SkyTerra investment dividends payable	—	183,444
TerreStar Notes and accrued interest, thereon (net of discount as of December 31, 2008 of $43,625)	671,884	567,955
TerreStar Exchangeable Notes and accrued interest, thereon (net of discount as of December 31, 2008 of $95,954)	63,176	—
TerreStar-2 Purchase Money Credit Agreement and accrued interest, thereon	36,755	—

Total liabilities	811,389	805,865

Commitments and Contingencies
Minority interest in TerreStar Networks	—	12,141
Series A Cumulative Convertible Preferred Stock ($0.01 par value, 450,000 shares authorized and 90,000 shares issued and outstanding at December 31, 2008 and December 31, 2007)	90,000	90,000
Series B Cumulative Convertible Preferred Stock ($0.01 par value, 500,000 shares authorized and 318,500 shares issued and outstanding at December 31, 2008 and December 31, 2007)	318,500	318,500

STOCKHOLDERS’ EQUITY:
Series C preferred stock ($0.01 par value, 1 share authorized and 1 share issued and outstanding at December 31, 2008 and 0 shares authorized at December 31, 2007)	—	—
Series D preferred stock ($0.01 par value, 1 share authorized and 1 share issued and outstanding at December 31, 2008 and 0 shares authorized at December 31, 2007)	—	—
Series E junior Convertible Preferred Stock ($0.01 par value, 1,900,000 shares authorized and 1,200,000 shares issued and outstanding at December 31, 2008 and 0 shares authorized at December 31, 2007)	12	—
Common stock; voting (par value $0.01; 240,000,000 shares authorized, 125,869,540 and 91,378,041 shares issued, 121,918,338 and 87,426,839 shares outstanding at December 31, 2008 and December 31, 2007, respectively)	1,259	914
Additional paid-in capital	1,220,161	806,195
Common stock purchase warrants	55,809	64,097
Less: 3,951,202 common shares held in treasury stock at December 31, 2008 and December 31, 2007	(73,877)	(73,877)
Accumulated other comprehensive income	(70)	10
Accumulated deficit	(1,082,006)	(780,622)

Total stockholders’ equity	121,288	16,717

Total liabilities and stockholders’ equity	$1,341,177	$1,243,223

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION
Consolidated Statements of Operations
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

	2008	2007	2006
Operating Expenses
General and administrative	$88,536	$114,848	$84,253
Research and development	73,560	43,067	10,549
Depreciation and amortization	22,479	18,222	6,796
Loss on impairment of intangibles	—	6,699	4,909
(Gain) loss on asset disposal	6,768	(123)	—

Total operating expenses	191,343	182,713	106,507

Operating loss from continuing operations	(191,343)	(182,713)	(106,507)
Interest expense	(54,764)	(52,584)	(2,608)
Other income	827	325	—
Interest income	3,328	12,215	7,948
Equity in losses of MSV	—	(7,338)	(30,079)
Minority interests in losses of TerreStar Networks	10,545	23,262	20,655
Minority interests in losses of TerreStar Global	—	1,198	654
Gain (loss) on investment in SkyTerra	(126,224)	—	11,260
Other than temporary impairment—SkyTerra	—	(106,800)	—
Decrease in dividend liability	77,708	71,046	—

Loss from continuing operations before income taxes	(279,923)	(241,389)	(98,677)
Income tax benefit (expense)	2,231	2,248	(4,535)

Net loss from continuing operations	(277,692)	(239,141)	(103,212)
Loss from discontinued operations	—	—	(30,422)

Net loss	$(277,692)	$(239,141)	$(133,634)
Less:
Dividends on Series A and Series B Cumulative Convertible Preferred Stock	(19,139)	(23,232)	(23,627)
Accretion of issuance costs associated with Series A and Series B	(4,553)	(4,542)	(4,029)

Net loss available to Common Stockholders	$(301,384)	$(266,915)	$(161,290)

Basic & Diluted Loss Per Share—Continuing Operations	$(2.81)	$(3.22)	$(2.01)

Basic & Diluted Loss Per Share—Discontinued Operations	$—	$—	$(0.47)

Basic & Diluted Loss Per Share	$(2.81)	$(3.22)	$(2.48)

Basic & Diluted Weighted-Average Common Shares Outstanding	107,179	83,016	64,966

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES:
Net loss	$(277,692)	$(239,141)	$(133,634)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Loss from discontinued operations		—	30,422
Depreciation and amortization	22,479	18,222	6,796
Write off of financing fees	—	5,708	—
Equity in losses of MSV	—	7,338	30,079
Minority interests in losses of TerreStar Global	—	(1,198)	(654)
Minority interests in losses of TerreStar Networks	(10,545)	(23,262)	(20,655)
Loss (gain) on asset disposal	6,768	(123)	—
Amortization of deferred financing costs and debt discount costs	5,029	1,778	538
Non-cash 401(k) match	—	—	156
Stock-based compensation	4,480	25,069	35,756
Loss on impairment of intangibles	—	6,699	4,909
Loss (gain) on investment in SkyTerra	126,224	—	(11,260)
Other than temporary impairment- SkyTerra		106,800	—
Decrease in dividend liability	(77,708)	(71,046)	—
Changes in assets and liabilities:
Income tax receivable	(1,097)	(380)	—
Other current assets	5,077	(6,136)	(345)
Accounts payable and accrued expenses	(19,304)	20,088	9,155
Accrued termination costs	707	—	—
Other noncurrent assets	817	(6,817)	—
Accrued interest	49,539	38,035	2,267
Deferred rent and other liabilities	1,876	(1,546)	4,242

Net cash used in continuing operating activities	(163,350)	(119,912)	(42,228)

CASH FLOWS FROM CONTINUING INVESTING ACTIVITIES:
Proceeds from the sale of SkyTerra shares	199,083	—	—
Proceeds of restricted cash and investments	2,049	45,423	61,511
Proceeds from the sale of investments	—	—	46,951
Proceeds from TerreStar Global rights offering	—	—	672
Proceeds from assets held for sale	—	500	—
Additions to intangible assets	(367)	(734)	—
Additions to property and equipment	(103,546)	(290,611)	(235,579)

Net cash provided by (used in) continuing investing activities	97,219	(245,422)	(126,445)

CASH FLOWS FROM CONTINUING FINANCING ACTIVITIES:
Proceeds from issuance of Senior Secured Notes	—	—	200,000
Proceeds from TerreStar-2 Purchase Money Credit Agreement	33,175	—	—
Proceeds from issuance of TerreStar Notes and TerreStar Exchangeable Notes	195,732	500,000	—
Proceeds from issuance of equity securities	—	6,708	18,246
Repayment of the Senior Secured Notes	—	(200,000)	—
Payments for capital lease obligations	(59)	(37)	—
Purchase of treasury stock	—	—	(6,791)
Dividends paid on Series A and B Cumulative Convertible Preferred Stock	(13,086)	(13,086)	(21,446)
Debt issuance costs and other charges	(3,954)	(14,421)	(6,245)

Net cash provided by continuing financing activities	211,808	279,164	183,764

Net cash provided by (used in) continuing operations	145,677	(86,170)	15,091

Net cash used in discontinued operating activities	—	(28)	(18,435)
Net cash provided by (used in) discontinued investing activities	2,009	3,667	(4,515)

Net cash provided by (used in) discontinued operations	2,009	3,639	(22,950)

Net increase (decrease) in cash and cash equivalents	147,686	(82,531)	(7,859)
CASH AND CASH EQUIVALENTS, beginning of period	89,134	171,665	179,524

CASH AND CASH EQUIVALENTS, end of period	$236,820	$89,134	$171,665

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

	Series E
	Junior
	Convertible								Accumulated
	Preferred					Common			Other
	Stock		Common Stock		Additional	Stock			Compre-
		Par		Par	Paid-In	Purchase	Treasury Stock		hensive	Accumulated
	Shares	Value	Shares	Value	Capital	Warrants	Shares	Amount	Income	Deficit	Total
BALANCE, December 31, 2005	—	$—	66,606,504	$666	$752,777	$74,600	(3,487,202)	$(67,086)	$—	$(352,416)	$408,541
Common Stock issued under the 401(k) Savings and Stock Purchase Plan	—	—	7,806	—	156	—	—	—	—	—	156
Sales of Common Stock, Net of Expenses	—	—	6,252,721	63	93,455	—	—	—	—	—	93,518
Common Stock issued for exercise of stock options.	—	—	121,165	1	494	—	—	—	—	—	495
Common Stock issued for exercise of common stock purchase warrants	—	—	145,012	2	1,843	(1,400)	—	—	—	—	445
Exercise of TerreStar stock options	—	—	—	—	(1,715)	—	—	—	—	—	(1,715)
Stock option compensation expense	—	—	—	—	32,674	—	—	—	—	—	32,674
Restricted Stock issued	—	—	530,000	5	6,423	—	—	—	—	—	6,428
Treasury Stock acquired	—	—	—	—	—	—	(464,000)	(6,791)	—	—	(6,791)
Net loss	—	—	—	—	—	—	—	—	—	(133,635)	(133,635)
Distribution of TerreStar Global	—	—	—	—	356	—	—	—	—	—	356
Dividends on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	(23,627)	(23,627)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	(4,029)	(4,029)
Dividend Liability	—	—	—	—	(254,490)	—	—	—		—	(254,490)

BALANCE, December 31, 2006	—	—	73,663,208	737	631,973	73,200	(3,951,202)	(73,877)	—	(513,707)	118,326
Common Stock issued under the 401(k) Savings and Stock Purchase Plan	—	—	834	—	10	—	—	—	—	—	10
Exchange of Common Stock	—	—	15,128,642	151	123,273	—	—	—	—	—	123,424
Common Stock issued for exercise of stock options.	—	—	44,393	—	2,179	—	—	—	—	—	2,179
Common Stock issued for exercise of common stock purchase warrants	—	—	1,500,045	15	13,607	(9,103)	—	—	—	—	4,519
Stock option compensation expense	—	—	—	—	25,253	—	—	—	—	—	25,253
Restricted Stock forfeited	—	—	(20,000)	—	(42)	—	—	—	—	—	(42)
Net loss	—	—	—	—	—	—	—	—	—	(239,141)	(239,141)
Dividends on Series A and Series B Cumulative Convertible Preferred Stock	—	—	1,060,919	11	9,942	—	—	—	—	(23,232)	(13,279)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	(4,542)	(4,542)
Translation Adjustments	—	—	—	—	—	—	—	—	10	—	10

TERRESTAR CORPORATION
Consolidated Statements of Changes in Stockholders’ Equity—(Continued)
For the Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

	Series E
	Junior
	Convertible								Accumulated
	Preferred					Common			Other
	Stock		Common Stock		Additional	Stock			Compre-
		Par		Par	Paid-In	Purchase	Treasury Stock		hensive	Accumulated
	Shares	Value	Shares	Value	Capital	Warrants	Shares	Amount	Income	Deficit	Total
BALANCE, December 31, 2007	—	—	91,378,041	914	806,195	64,097	(3,951,202)	(73,877)	10	(780,622)	16,717
Dividends on Series A and Series B Cumulative Convertible Preferred Stock	—	—	1,898,894	19	9,934	—	—	—	—	(19,139)	(9,186)
Accretion of issuance costs on Series A and Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	(4,553)	(4,553)
Release of Dividend Liability	—	—	—	—	105,735	—	—	—	—	—	105,735
Stock option compensation expense	—	—	—	—	4,396	—	—	—	—	—	4,396
Expiration of warrants	—	—	—	—	8,288	(8,288)	—	—	—	—	—
Beneficial conversion feature	—	—	—	—	10,923	—	—	—	—	—	10,923
Exchange of Common Stock	—	—	1,725,545	17	9,211	—	—	—	—	—	9,228
Restricted Stock issued net of forfeits	—	—	867,060	9	(9)	—	—	—	—	—	—
Translation Adjustments	—	—	—	—	—	—	—	—	(80)	—	(80)
Stock issued for Spectrum Acquisition	1,200,000	12	30,000,000	300	265,488	—	—	—	—	—	265,800
Net loss	—	—	—	—	—	—	—	—	—	(277,692)	(277,692)

BALANCE, December 31, 2008	1,200,000	$12	125,869,540	$1,259	$1,220,161	$55,809	(3,951,202)	$(73,877)	$(70)	$(1,082,006)	$121,288

See accompanying Notes to Consolidated Financial Statements

TERRESTAR CORPORATION
Notes to Consolidated Financial Statements
Note 1. Organization and Description of Business
General
     TerreStar Corporation was incorporated in 1988 under the laws of the State of Delaware. TerreStar Corporation is in the integrated satellite wireless communications business through its ownership of TerreStar Networks, its principal operating entity, and TerreStar Global. We changed our name from Motient Corporation to TerreStar Corporation in 2007.
     Our primary business is TerreStar Networks, a Reston, Virginia based future provider of advanced mobile satellite services for the North American market. Previously, we operated a two-way terrestrial wireless data communications service. On September 14, 2006, we sold most of the assets and liabilities relating to that business. Our historical financial statements present this terrestrial wireless business as a discontinued operation. Pursuant to such presentation, our current period continuing operations are reflected as a single operating unit.
     As of December 31, 2008, we have four wholly-owned subsidiaries, MVH Holdings Inc., Motient Holdings Inc., CCTV Wireless I, LLC, and Port Merger Corporation. MVH Holdings Inc. and Motient Ventures Holdings Inc., a wholly owned subsidiary of MVH Holdings Inc., directly hold approximately 88% and 86% interests in TerreStar Networks and TerreStar Global, respectively.
Liquidity and Capital Resources
     In assessing our liquidity, we monitor and analyze our cash on-hand, after-tax liquidation value of our investment securities, and our operating and capital expenditure commitments. Our principal liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Based on our current business plan, we believe that we have sufficient liquidity required to conduct operations through December 31, 2009 and into the first quarter of 2010. We will likely face a cash deficit in the first quarter of 2010 unless we obtain additional capital. We cannot guarantee that financing sources will be available or available on favorable terms.
     Our principal sources of liquidity consist of our existing cash on hand and our secured $100 million TerreStar-2 Purchase Money Credit Agreement (“Credit Agreement”) of which $66.8 million is available. As of December 31, 2008, including restricted cash; we had $238.2 million of cash on hand. After giving effect to the net proceeds available under the Credit Agreement, we have approximately $305 million of liquidity resources available to fund operations.
     Our short-term liquidity needs are driven by our satellite system construction contracts, the development of terrestrial infrastructure and networks, the design and development of our handset and chipset, and our ongoing operating expenses. As of December 31, 2008, we had contractual obligations of $148 million due within one year, consisting of approximately $120 million related to our satellite system, of which, we expect to spend between $30 and $40 million to obtain satellite launch insurance prior to the launch of our TerreStar-1 satellite, $22 million related to our handset, chipset, and terrestrial network, and $6 million for operating leases. In addition, TerreStar Europe, a TerreStar Global subsidiary, recently filed an application for the award of S-band spectrum in Europe. If we are awarded this spectrum, we will need additional funds in TerreStar Global for satellite construction and terrestrial ground network development. We have the ability to preserve cash by deferring certain operating and capital expenditures related to the deployment of our satellite and terrestrial network into future periods.
     Our long-term liquidity needs are to fund the deployment and expansion of our terrestrial infrastructure and networks, the design of our second generation handset and chipset, orbital incentive payments related to our satellite contracts, and settlement of our Series A and B Cumulative Redeemable Convertible Preferred Stock which mature on April 15, 2010, if not converted. In addition, we will need funds for working capital purposes, which we anticipate will grow as our operations expand. As of December 31, 2008, we had aggregate contractual payment obligations of approximately $710 million, consisting of approximately $311 million for the TerreStar Networks’ satellites and incentive payments; approximately $15 million for our operating leases in Reston, Virginia, Lincolnshire, Illinois and Richardson Park, Texas, data centers, and site hosting agreements; and approximately $384 million for obligations related to the build out of our terrestrial network and handset and chipset costs. However, we have identified in excess of $325 million of these contractual obligations that can be eliminated or deferred. We intend to fund our long-term liquidity needs related to operations and ongoing network deployment through the incurrence of indebtedness, equity financings or a combination of these potential sources of liquidity. Although we believe that these sources will provide sufficient liquidity for us to meet our future liquidity and capital obligations, our ability to fund these needs will depend on our future performance, which will be subject in part to general economic, financial, regulatory and other factors that are beyond our control, including trends in our industry and technology developments. However, we may not be able to obtain this additional financing on terms acceptable to us or at all.

Narrative Description of the Business
TerreStar Networks Inc.
     TerreStar Networks is our principal operating entity. In cooperation with its Canadian partner, 4371585 Canada, we plan to launch an innovative wireless communications system to provide mobile coverage throughout the United States and Canada using small, lightweight and inexpensive handsets similar to today’s mobile devices. This system build out will be based on an integrated satellite and ground-based technology which will provide service in most hard-to-reach areas and will provide a nationwide interoperable, survivable and critical communications infrastructure.
     By offering MSS using frequencies in the 2GHz band, which are part of what is often known as the “S-band”, in conjunction with ATC, we can effectively deploy an integrated satellite and terrestrial wireless communications network. Our network would allow a user to utilize a mobile device that would communicate with a traditional land-based wireless network when in range of that network, but communicate with a satellite when not in range of such a land-based network. We intend to provide multiple communications applications, including voice, data and video services. Through TerreStar Networks, we are in the process of building our first satellite pursuant to a construction contract with Loral. Once launched, our TerreStar-1 satellite, with an antenna approximately sixty feet across, will be able to communicate with conventionally sized wireless devices currently being developed by our vendors.
     Our ability to offer these services depends on TerreStar Networks’ right to receive certain regulatory authorizations allowing it to provide MSS/ATC in the S-band. These authorizations are subject to various regulatory milestones relating to the construction, launch and operational date of the satellite system required to provide this service. We may be required to obtain additional approvals from national and local authorities in connection with the services that we wish to provide in the future. For example, in order to provide ATC in the United States and Canada we must file applications separately from our satellite authorizations. In addition, the manufacturers of our ATC user terminals and base stations will need to obtain FCC equipment certifications and similar certifications in Canada.
     TerreStar Networks was initially created as a subsidiary of SkyTerra, formerly known as MSV, established to, among other things, develop a satellite communications system using the S-band. On May 11, 2005, we acquired our ownership interest in TerreStar Networks when, in conjunction with a spin-off of TerreStar Networks to the owners of MSV, we purchased an additional $200 million of newly issued TerreStar Networks common stock. In conjunction with this transaction, TerreStar Networks also entered into an agreement with MSV’s wholly-owned subsidiary, ATC Technologies, LLC (“ATC Technologies”) pursuant to which TerreStar Networks has a perpetual, royalty-free license to utilize ATC Technologies’ patent portfolio in the S-band, including those patents related to ATC, which we anticipate will allow us to deploy a communications network that seamlessly integrates satellite and terrestrial communications, giving a user ubiquitous wireless coverage in the U.S. and Canada.
     Since May 11, 2005, we have consolidated TerreStar Networks financial results in our financial statements.
     We have the right to use two 10 MHz blocks of contiguous and unshared MSS S-band spectrum covering a population of over 330 million throughout the United States and Canada. Our entire spectrum is eligible for ATC status. ATC authorization provides the ability to integrate terrestrial mobile services with MSS. We anticipate using this ATC authorization to create a two-way wireless communications network providing coverage, services and applications to mobile and portable wireless users. Our planned network is designed to allow an end user to seamlessly communicate with a terrestrial wireless network or our satellite through a conventional mobile device, optimizing service quality, continuity and geographic coverage. In the second quarter of 2009, we plan to launch our first multi-spot beam geostationary satellite, TerreStar-1, which is designed so that the beams can be refocused dynamically. We are also working with vendors to develop our next-generation network.
     We believe our network’s satellite and terrestrial mobile capabilities will serve the needs of various users, such as U.S. and Canadian government and emergency first responder personnel who require reliable, uninterrupted and interoperable connectivity that can be provided by an integrated satellite and terrestrial network. In October 2006, we entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Defense Information System Agency (“DISA”) to jointly develop a North American emergency response communications network. On October 3, 2008 the CRADA was extended for an additional two years. We expect the CRADA to result in the development of products that will mutually benefit us and the U.S. government. We also believe that our planned network will appeal to a broad base of potential end users, customers and strategic partners, including those in the media, technology and communications sectors, logistics and distribution sectors and other sectors requiring uninterrupted wireless service.

     Our remaining FCC milestones require that we launch TerreStar-1 in June 2009 and certify our network operational in August 2009, and our remaining Industry Canada milestone requires that we successfully place TerreStar-1 into its assigned orbital position by August 2009. If we encounter a delay in construction, delivery or launch of TerreStar-1, we could have difficulty meeting these milestones and may need to seek extensions. There can be no guarantee that such extension requests would be granted. We also would continue to have significant cash requirements that could materially increase the aggregate amount of funding we need. We may not be able to obtain additional financing on favorable terms, or at all, during periods of delay. Delays could also make it more difficult for us to secure customers and could force us to reschedule our anticipated satellite launch date. Likewise should we encounter a launch failure, a failure to deploy key elements of TerreStar-1, or should TerreStar-1 malfunction or to fail prematurely, we will suffer significant delays that will damage our business, cause us to incur significant additional costs, impact the carrying value of our long-lived assets, and adversely affect our ability to generate revenues.
Our Relationship with TerreStar Canada and 4371585 Canada
     MSV formed TerreStar Networks in 2002 as a wholly-owned subsidiary and subsequently spun TerreStar Networks off to MSV’s owners, which included TMI Communications (now known as 4371585 Canada) and TerreStar Corporation or entities controlled by each. As part of the spin-off of TerreStar Networks, TMI Communications became contractually obligated to assign, subject to necessary regulatory approvals, its Industry Canada approval in principle to TerreStar Networks, or to an entity designated by TerreStar Networks that is eligible under Canadian law to hold the approval in principle. TerreStar Networks negotiated and committed, pursuant to a master agreement, to enter into certain transfer agreements with TMI Communications (TMI Communications’ outstanding obligations under the transfer agreements were assumed by 4371585 Canada on December 20, 2007 as the transferee of TMI Communications’ interest in TerreStar Canada Holdings), TerreStar Canada, TerreStar Canada Holdings and certain other related parties (the “Transfer Agreements”) pursuant to which TerreStar Networks will transfer TerreStar-1 to TerreStar Canada and TMI Communications effectuated the transfer of its Industry Canada approval in principle to TerreStar Canada and FCC authorization to TerreStar Networks. TMI Communications’ assignment of its Industry Canada approval to TerreStar Canada was authorized by Industry Canada on April 27, 2007. This authorization transferred the necessary approvals for TerreStar Canada to launch and operate a satellite at the 111.1 degrees west longitude orbital position in order to provide MSS in Canada. On October 10, 2007, Industry Canada clarified that the authorization as transferred included the authority to operate at 111.0 degrees west longitude. In order to comply with Canada’s telecommunications foreign ownership rules, title to TerreStar-1 is expected to be transferred to TerreStar Canada at the time that title would have otherwise transferred to TerreStar Networks under the terms of its satellite construction contract with Loral, as amended.
     The Transfer Agreements also provide for, among other things, the license of certain intellectual property rights to TerreStar Canada, the grant to TerreStar Networks of an indefeasible right to use capacity on TerreStar-1, and the provision by TerreStar Networks to TerreStar Canada of various consulting and other services.
     TerreStar Networks owns 20% of the voting equity of TerreStar Canada as well as 33 1/3% of the voting equity of TerreStar Canada Holdings, TerreStar Canada’s parent company. The remaining 80% of the voting equity of TerreStar Canada is held by TerreStar Canada Holdings and the remaining 66 2/3% of the voting equity of TerreStar Canada Holdings is held by 4371585 Canada. TerreStar Networks’ interests in TerreStar Canada and TerreStar Canada Holdings reflect the maximum foreign ownership levels currently permitted by applicable Canadian telecommunications foreign ownership rules. Effective January 1, 2008, TerreStar Corporation’s consolidated financial statements include TerreStar Canada, which is considered a variable interest entity under Financial Accounting Standards Boards Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN46R”).
     Upon the receipt of approval from Industry Canada to transfer the Industry Canada approval in principle from TMI Communications to TerreStar Canada on April 27, 2007, (1) TerreStar Networks entered into a Shareholders’ Agreement, or the TerreStar Canada Shareholders’ Agreement, a Rights and Services Agreement, or the Rights and Services Agreement, a Guarantee and Share Pledge Agreement, or the TMI Guarantee and certain other Transfer Agreements, (2) TerreStar Canada executed a Guarantee in favor of TerreStar Networks, referred to as the TerreStar Canada Guarantee, and (3) TerreStar Networks and certain other parties entered into certain other Transfer Agreements. Set out below is a description of certain of the Transfer Agreements.
     Effective December 20, 2007, BCE completed a restructuring which resulted in TMI Communications, a wholly owned subsidiary of BCE, transferring all of its shares of TerreStar Canada Holdings to 4371585 Canada. 4371585 Canada is also a wholly-owned subsidiary of BCE.
     In connection with the restructuring, TMI Communications entered into an Agreement to be Bound and Release dated December 20, 2007 pursuant to which TMI Communications agreed to transfer to 4371585 Canada its 66 2/3% interest in TerreStar Canada Holdings and 4371585 Canada agreed to become bound by the terms and conditions of the TerreStar Canada Shareholders’ Agreement. Further, pursuant to the Agreement to be Bound and Release, each of the parties to the TerreStar Canada Shareholders’ Agreement released and discharged TMI Communications from its obligations under the TerreStar Canada Shareholders’ Agreement.

     TMI Communications also entered into a Joinder Agreement dated December 20, 2007 with 4371585 Canada, TerreStar Networks, TerreStar Canada and TerreStar Corporation, pursuant to which 4371585 Canada agreed to be bound by the terms and conditions of the Transfer Agreements to which TMI Communications was a party including, but not limited to, the TMI Guarantee, and the parties thereto agreed to release and discharge TMI Communications from its obligations under such Transfer Agreements.
     On January 16, 2009, TerreStar Networks entered into a master agreement (the “Agreement”) with Trio 2 General Partnership (“Trio”) and certain other parties, pursuant to which, subject to the satisfaction of a number of conditions, including the receipt of necessary governmental approvals from Industry Canada and obtaining certain third party consents, Trio (through a wholly-owned subsidiary) will purchase the 66 2/3% voting equity stake in TerreStar Canada Holdings currently held by 4371585 Canada. Trio and TerreStar Networks will enter into a series of agreements that will be materially similar to the Transfer Agreements. TerreStar Networks will retain its existing 33 1/3% voting equity ownership of TerreStar Canada Holdings. Trio is majority-owned by certain managing partners of Trio Capital Inc., a Canadian investment firm, including Jacques Leduc. Mr. Leduc is also a member of the board of directors and a member of the nominating committee.
TerreStar Global Limited
     TerreStar Global was initially formed in 2005 as a wholly-owned subsidiary of TerreStar Networks. We have consolidated the financial results of TerreStar Global since its inception. In late 2006, TerreStar Networks spun-off TerreStar Global to its stockholders. As a result, TerreStar Corporation became the indirect majority holder of TerreStar Global. In connection with the spin-off, TerreStar Networks made capital contributions to TerreStar Global of $5 million. In late 2006, TerreStar Global also raised an additional $5 million through a rights offering from its shareholders, in proportion to their holdings, the majority of which came from TerreStar Corporation. As of December 31, 2008, TerreStar Corporation owned approximately 86% of the outstanding shares of TerreStar Global.
     Through a wholly-owned subsidiary of TerreStar Global, TerreStar Europe Limited, our goal is to build, own and operate a Pan-European integrated mobile satellite and terrestrial communications network to address public safety and disaster relief as well as provide broadband connectivity in rural regions. As Europe’s first next-generation integrated mobile satellite and terrestrial communication network, TerreStar Europe plans to deliver universal access and tailored applications over a fully-optimized IP network.
     On October 7, 2008, TerreStar Europe filed an application with the European Commission for a Pan-European 2GHz MSS S-band spectrum authorization. TerreStar Europe has entered into a number of contracts in connection with its application, including contracts for the construction and operation of a satellite and earth station. We expect that the European Commission will issue such authorizations in 2009. There can be no assurance that TerreStar Europe will be awarded an authorization.
MSV and SkyTerra
     On June 29, 2000, we formed a joint venture subsidiary, Motient Satellite Ventures LP (“MSV”), with certain other parties, in which we owned 80% of the membership interests. Three investors unrelated to us owned the remaining 20% interests in MSV. The minority investors had certain participating rights which provided for their participation in certain major business decisions that were made in the normal course of business; therefore, in accordance with EITF No 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", our investment in MSV has been recorded for all periods presented in the consolidated financial statements pursuant to the equity method of accounting. As a result of MSV’s capital transactions through 2004, our ownership interest decreased to 30%.
     Through a series of transactions in 2005, we issued 12.7 million shares of our common stock and warrants to purchase common stock in exchange for 3.6 million MSV limited partnership units. In connection with these transactions, we allocated $100 million and $270 million of the excess of the purchase price to the proportionate underlying equity of MSV to identifiable intangibles (spectrum rights and intellectual property) and goodwill, respectively.
     In 2006, we entered into the MSV Exchange Agreement, pursuant to which we agreed to exchange all of our interests in MSV and all of our shares of Mobile Satellite Ventures GP Inc. (“MSV GP”) for approximately 47.9 million shares of non-voting common stock of SkyTerra Communications, Inc. (“SkyTerra”) in one or more closings. As part of the agreement, we agreed to use our commercially reasonable efforts to distribute approximately 25.5 million SkyTerra shares to our common stockholders and approximately 4.4 million to preferred stockholders, to the extent the preferred holders convert to common stock. In September 2006, we exchanged approximately 60% of our MSV interests for approximately 29.1 million shares of SkyTerra non-voting common stock, of which 3.6 million were sold shortly thereafter. During 2007, we exchanged our remaining interests in MSV for approximately 18.9 million SkyTerra non-voting shares.
     As of December 31, 2008 and 2007, our SkyTerra ownership interests were zero and 42%, respectively.

Note 2. Significant Accounting Policies
Basis of Presentation
     The consolidated financial statements include our accounts, our subsidiaries, and TerreStar Canada, a variable interest entity under Financial Accounting Standards Board Financial Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities"—An Interpretation of Accounting Research Bulletin (“ARB”) No. 51. As of January 1, 2008, we consolidated the results of TerreStar Canada into our financial statements. All intercompany accounts are eliminated upon consolidation. Investments in which we do not have the ability to exercise significant influence are carried at the lower of cost or estimated realizable value. We monitor investments for other than temporary declines in value and makes reductions in value when appropriate.
     In the opinion of management, the accompanying consolidated financial statements reflect all adjustments necessary to summarize fairly our financial position, results of operations and cash flows for the periods presented. The operating results for the periods presented are not necessarily indicative of the results that may be expected for future periods.
     Our investment in MSV was accounted for under the equity method since 2001. Accordingly, the investment in MSV was carried at cost, adjusted for our proportionate share of earnings or losses.
Reclassifications
     Certain reclassifications have been made to the prior year’s financial statements and notes thereto to conform to the current year presentation.
Use of Accounting Estimates
     The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Our most significant estimates relating to our continuing operations include the valuation of stock based compensation, deferred tax assets and long-lived assets.
Cash and Cash Equivalents
     We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.
Restricted Cash
     At December 31, 2008, we had approximately $1.4 million in restricted cash held in money market escrow accounts. Approximately $0.8 million is held in connection with our Federal Communications Commission (“FCC”) Surety Bond and approximately $0.4 million is restricted in accordance with various leases and security deposits. In addition, approximately $0.2 million is restricted in accordance with our asset purchase agreement with Geologic Solutions, Inc. and Logo Acquisition Corporation.
     At December 31, 2007, we had $5.5 million of restricted cash held in money market escrow accounts. Included in that amount is approximately $2.8 million restricted in accordance with our satellite construction contract. In addition, approximately $2.3 million is restricted in accordance with our asset purchase agreement with Geologic Solutions, Inc. and Logo Acquisition Corporation, and approximately $0.4 million is restricted in accordance with various leases and security deposits.
Fair Value of Financial Instruments
     In accordance with the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” we calculate the fair value of its assets and liabilities which qualify as financial instruments under this statement and include this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. We value our investments, debt and preferred equity instruments under SFAS No. 157.
     We use valuation techniques and methodologies that maximize the use of observable inputs and minimize the use of unobservable inputs. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. The valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

     To increase consistency and enhance disclosure of the fair value of financial instruments, SFAS No. 157 creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
     Level 1—unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
     Level 2—pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.
     Level 3—pricing inputs that are unobservable or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants. An entity should consider all market participant assumptions that are available without unreasonable cost and effort. These are given the lowest priority and are generally used in internally developed methodologies to generate management’s best estimate of the fair value when no observable market data is available.
     The fair value of our investments in marketable debt and equity securities is generally based on quoted market prices or other observable market data such as interest rate indices.
Allowance for Doubtful Accounts
     We establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimable losses related to non-trade receivables. Our estimate of the allowance for doubtful accounts related to non-trade receivables is based on historical collection experience and known disputes. Accounts are written off as uncollectible at the discretion of management. This policy, while it currently relates to TerreStar Corporation’s discontinued operations, is the same policy TerreStar Corporation will use when its operations produce revenues.
Property and Equipment
     We record property and equipment, or P&E, including leasehold improvements at cost. P&E consists of network, lab, office and computer equipment, internal use software, and leasehold improvements. The satellite and terrestrial network assets under construction primarily include materials, labor, equipment and interest related to the construction and development of our satellite and terrestrial network. Assets under construction are not depreciated until placed into service. Repair and maintenance costs are expensed as incurred. Interest capitalized in connection with the satellite and terrestrial network assets under construction totaled $60.6 million and $27.6 million in 2008 and 2007, respectively.
     In accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), we capitalize software developed or obtained for internal use during the application development stage. These costs are included in property and equipment and, when the software is placed in service, are depreciated over an estimated useful life of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.
     The cost of P&E is depreciated on a straight-line basis over the estimated economic useful lives as follows:

Long Lived Assets	Estimated Useful Life
Network, lab and office equipment	5 years
Computers, software and equipment	3 years
Leasehold improvements	Lesser of lease term or estimated useful life
Definite lived intangible assets	15 years
Satellite and Terrestrial Network Assets Under Construction	15 years (after launch)

Intangible Assets
     Definite lived intangible assets primarily consist of intangible assets related to Federal Communications Commission (“FCC”) spectrum clearing frequencies and other intellectual property that were obtained in connection with several exchange transactions of TerreStar Corporation common stock for TerreStar Networks common stock with shareholders pursuant to an exchange agreement entered into in 2006. Intangible assets that have finite useful lives are amortized over their estimated useful lives. We have also determined that certain of our FCC licenses have indefinite useful lives, and as such, are not amortized.
Valuation of Long-Lived and Intangible Assets
     We evaluate whether long-lived assets and finite lived intangible assets, excluding goodwill, have been impaired when circumstances indicate the carrying value of those assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). For such assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of an asset are under consideration, a probability-weighted approach is used for developing estimates of future undiscounted cash flows. If the carrying value of the asset is not recoverable based on these estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset’s carrying value over its fair value, such that the asset’s carrying value is adjusted to its estimated fair value.
     We account for our indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires goodwill and indefinite lived intangible assets with indefinite useful lives not be amortized, but to be tested for impairment annually or whenever indicators of impairments arise. Intangible assets that have finite lives are amortized over their estimated useful lives and tested for impairment as described above for long-lived assets. Our intangible assets with indefinite lives primarily consist of 1.4GHz licenses. Generally, we have determined that our 1.4GHz licenses have indefinite useful lives due to the fact that we believe our 1.4GHz spectrum is a non-depleting asset.
     We included in our evaluation a sensitivity analysis that would address market volatility factors and credit constraints. We evaluated our business plans and their related undiscounted cash flows and determined a probability weighting for them. As a result of our analysis, we determined that the long-lived and intangible assets as of December 31, 2008 were not impaired.
Investment in SkyTerra
     We have accounted for our investment in SkyTerra at cost in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Our investment in SkyTerra was obtained as a result of the MSV Exchange Agreement in 2006. Our MSV partnership units were exchanged for shares in SkyTerra in both 2006 and 2007. Although our investment in common stock is non-voting, we determined the fair value of our investment based on the trading sales prices of SkyTerra shares as listed on the OTC Bulletin Board (“SKYT”).
Income Taxes
     We adopted the provisions of FASB Interpretation No. 48 (“FIN No. 48”) “Accounting for Uncertainty in Income Taxes"—an interpretation of SFAS Statement No. 109, “Accounting for Income Taxes,” on August 1, 2007. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The impact of adopting FIN No. 48 was not material to our financial position or results of operations.
     We, together with our U.S. subsidiaries, file consolidated income tax returns in the U.S. federal jurisdiction. We, along with our U.S. subsidiaries, also file tax returns in various state and local jurisdictions. We have no periods under audit by the Internal Revenue Service (“IRS”). The statutes of limitation open for our returns are 2004, 2005, 2006 and 2007. We are not aware of any issues for open years that upon examination by a taxing authority are expected to have a material adverse effect on results of operations. As of December 31, 2008, we have fully reserved our deferred income tax balance.
Treasury Stock
     We account for the purchase of treasury stock at cost. Upon reissuance of shares of treasury stock, we record any difference between the weighted-average cost of such shares and any proceeds received as additional paid-in-capital.

Stock Based Compensation
     We adopted the fair value recognition provisions of SFAS No. 123(R), “Share Based Payment” on January 1, 2006. We elected the modified prospective transition method provided under SFAS No. 123(R) and consequently prior period results have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Under this transition method, compensation cost associated with stock-based awards recognized beginning in 2006 now includes compensation expense related to the grant date fair value for the remaining unvested portion of stock-based awards granted prior to December 31, 2005 and compensation expenses related to stock-based awards granted subsequent to December 31, 2005.
     The fair value of options is estimated using the Black-Scholes option-pricing model which considers, among many factors, the expected life of the award and the expected volatility of our stock price.
Research and Development Costs
     The costs of research and development activities are expensed when incurred. Research and development activities consist of costs related to the development of our integrated satellite and terrestrial communications network, salaries, wages and other related costs of personnel engaged in research and development activities, and the costs of intangible assets that are purchased from others for use in research and development activities that have alternative future uses. Costs that are not clearly related to research and development activities or routine in nature are excluded from research and development costs.
Earnings (Loss) per Common Share
     We account for earnings per share in accordance with SFAS No. 128, “Earnings Per Share". Basic earnings (loss) per common share is calculated by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. This includes the reported net income (loss) plus the loss attributable to preferred stock dividends and accretion. Diluted earnings (loss) per common share adjusts basic earnings (loss) per common share for the effects of potentially dilutive common shares. Potentially dilutive common shares include the dilutive effects of shares issuable under our equity plans computed using the treasury stock method, and the dilutive effects of shares issuable upon the conversion of our Convertible Preferred Stock computed using the if-converted method.
     Shares issuable under our equity plans were antidilutive in 2008, 2007 and 2006 because we incurred a net loss from continuing operations. For the years ended 2008, 2007 and 2006 we had approximately zero, 690,000 and 758,000 options and warrants respectively that were exercisable because the average market price was greater than the exercise price. We also had 408,500 preferred shares convertible into 12.3 million common shares and debt convertible into 27 million common shares at December 31, 2008, none of which were included since their effects were antidilutive.
Translation of Foreign Currencies
     The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated in a separate component of shareholders’ equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the period.
Comprehensive Income
     Comprehensive income refers to the change in an entity’s equity during a period resulting from all transactions and events other than capital contributed by and distributions to the entity’s owners. For us, the only item other than net loss that is included in comprehensive income is foreign currency translation adjustments. Comprehensive loss was approximately $278 million, $239 million and $134 million for the years ended December 31, 2008, 2007 and 2006 respectively. Accumulated other comprehensive income as reflected in the Consolidated Balance Sheets, consists of cumulative foreign currency translation adjustments.
Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 was initially effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.
     In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-1, “Application of SFAS No. 157 to SFAS No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurements under Statement 13”, (“FSP No. 157-1”). FSP No. 157-1 amends SFAS No. 157, “Fair Value Measurements,” to exclude SFAS No. 13, “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. The adoption of FSP No. 157-1 did not have a material impact on us.

     In February 2008, the FASB issued FSP No. 157-2, “Effective Date of SFAS No. 157” (“FSP No. 157-2”). FSP No. 157-2 provides a one-year deferral of the effective date of Statement 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value at least annually. For non-financial assets and non-financial liabilities subject to the deferral, SFAS No. 157 will be effective in fiscal years beginning after November 15, 2008 and in interim periods within those fiscal years. The adoption of FSP No. 157-2 did not have a material impact on us.
     In October 2008, the FASB issued FSP No. 157-3, which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair market value of a financial asset when the market for that financial asset is not active. The guidance emphasizes that determining fair value in an inactive market depends on the facts and circumstances and may require the use of significant judgements. FSP No. 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued, and therefore was effective for us at September 31, 2008. The adoption of FSP No. 157-3 did not have a material impact on us.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS No. 115” (“SFAS No. 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. Furthermore, SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2008. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The effect of the re-measurement is reported as a cumulative-effect adjustment to opening retained earnings. We believe that SFAS No. 159 will not have a material impact on our financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS No.160”) which requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statements is currently not determined.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”). SFAS No. 162 identifies the framework, or hierarchy for selecting accounting principles to be used in preparing financial statements presented in conformity with U.S. GAAP. SFAS No. 162 amends the existing U.S. GAAP hierarchy established and set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement of Auditing Standard No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles (“SAS No. 69”). The framework serves as a guide in determining the appropriate accounting treatment to be used for a transaction or event. We do not expect SFAS No. 162 to have an impact on our current accounting practices. The Standard will become effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.
     In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” (“FSP No. FAS 142-3”) which amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”). FSP No. 142-3 requires a consistent approach between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS No. 141(R). The FSP also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, January 1, 2009 for us, and is to be applied prospectively. Early adoption is prohibited. We have not completed our analysis of the potential impact of FSP No. 142-3, but do not believe the adoption will have a material impact on our financial condition, results of operations, or cash flows.
Concentrations of Risk
     Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and short-term investments. We periodically invest our cash balances in temporary or overnight investments. Our short-term investments include debt securities such as commercial paper, time deposits, certificates of deposit, banker acceptances and marketable direct obligations of the United States Treasury with high credit quality financial institutions. At December 31, 2008, we had approximately $237 million of cash deposits, excluding restricted cash, in excess of amounts insured by the Federal Deposit Insurance Corporation. To date, we have not experienced any losses on cash deposits.

Note 3. Sale of SkyTerra Investment
     Our investment in SkyTerra was obtained as a result of the MSV Exchange Agreement in 2006. Our MSV Partnership Units were exchanged for shares in SkyTerra in both 2006 and 2007. We held approximately 44.3 million shares of non-voting common stock of SkyTerra Communications as of December 31, 2007. This was accounted for under the cost method and valued at approximately $325 million. We also had a corresponding contractual commitment with SkyTerra to distribute 25.5 million of these shares to our shareholders, and had recorded a dividend liability of $183 million as of December 31, 2007 using the same adjusted cost basis as our investment. In the first quarter of 2008, we sold 14.4 million of our SkyTerra shares to Harbinger for an aggregate sales price of $76 million. We recognized a loss on this sale of $27 million.
     On September 16, 2008, we sold our remaining 29.9 million shares of SkyTerra for gross proceeds of $124 million. We recognized a loss of approximately $99 million on this transaction. Harbinger purchased approximately 24 million shares and the remaining shares were sold to other purchasers. A portion of the shares sold to Harbinger were delivered to an escrow agent pending receipt of FCC approval of Harbinger’s pending application to control up to 100% of SkyTerra.
     In order to permit us to sell these SkyTerra shares, SkyTerra agreed to waive a contractual requirement for TerreStar to distribute 25.5 million of the SkyTerra shares to our shareholders. We eliminated the $183 million dividend liability. We recorded a benefit to decrease dividend liability of $78 million due to a change in value of the shares, as a corresponding offset to the loss on the sale of the SkyTerra shares, and the remaining $105 million was recorded to Additional Paid-in Capital as an offset to the originally recorded transaction.
     We also granted to SkyTerra the right to sell to third parties the 4,216,270 shares, or approximately 11.1% of the total outstanding common shares, of TerreStar Networks held by SkyTerra. Subject to certain conditions, purchasers of these shares would have the right to exchange them for 4.37 shares of our common stock per TerreStar Networks share, and would have registration rights with respect to these shares. We would also receive 3,126,428 shares of Terrestar Global, another TerreStar Corporation subsidiary, currently owned by SkyTerra in conjunction with this exchange. If consummated, this exchange would result in us owning more than 99.9% of TerreStar Networks and TerreStar Global.
Note 4. Property and Equipment
     The components of property and equipment as of December 31, 2008 and 2007 are presented in the table below.

	December 31,	December 31,
	2008	2007
	(in thousands)
Assets Under Construction
Satellite construction in progress	$655,510	$526,140
Terrestrial Network under Construction	44,776	28,866

	700,286	555,006

Assets in Service
Network equipment	2,420	2,385
Lab equipment	11,401	7,905
Office equipment	6,549	5,525
Leasehold improvements	2,963	2,963

	23,333	18,778
Less accumulated depreciation	(7,017)	(2,633)

Property and equipment, net	$716,602	$571,151

     The satellite construction in progress and terrestrial network under construction includes $88.6 million and $28.0 million respectively, of interest capitalized as of December 31, 2008 and 2007.
     Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $4.7 million, $2.6 million and $0.1 million, respectively.
     During 2008, we recorded a loss related to asset disposals of approximately $6.8 million. This includes $5.5 million in assets under construction (including capitalized interest) where the set up and installation of sites were terminated and activities were ceased. There was an additional $1.3 million of equipment in service that was deemed obsolete and written off.

Note 5. Intangible Assets
     Intangible assets as of December 31, 2008 and 2007 are presented in the table below.

	December 31,	December 31,
	2008	2007
	(in thousands)
Indefinite lived intangibles
1.4GHz spectrum licenses	$156,520	$—
Definite lived intangibles
2GHz licenses	209,143	202,324
Intellectual Property	36,907	35,704

	246,050	238,028
Less accumulated amortization	(43,557)	(25,772)

Intangible assets, net	$359,013	$212,256

     On June 9, 2008, we consummated our acquisition of Port Merger Corporation which was previously owned by Echostar. Port Merger Corporation holds certain 1.4GHz licenses. We issued 30 million shares of our common stock to EchoStar for this acquisition.
     Additionally on February 5, 2008, we entered into an agreement with certain affiliates of Harbinger, which provided for the effective purchase of CCTV Wireless I, LLC the holder of certain 1.4GHz licenses and related intellectual property for the issuance of 1.2 million shares of our Series E junior participating preferred stock, convertible into 30 million shares of our common stock. On June 9, 2008, we consummated this agreement.
     We retained an outside consultant to perform a fair value analysis of the spectrum as of June 10, 2008. An income approach, “The Greenfield Method,” a form of a discounted cash flow model, was utilized and included a sensitivity analysis that would address market volatility factors and credit constraints. As a result of the valuation, the 1.4GHz spectrum licenses were recorded at $156.5 million and no value was attributed to the related intellectual property.
     Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $17.7 million, $15.7 million and $6.7 million, respectively.
     We utilized numerous assumptions and estimates in applying our valuation methodologies and in projecting future operating characteristics for the TerreStar Networks business enterprise. In general, we considered population, market penetration, products and services offered, unit prices, operating expenses, depreciation, taxes, capital expenditures and working capital. We also considered competition, satellite and wireless communications industry projections and trends, regulations and general economic conditions. In the application of our valuation methodologies, we applied certain royalty and discount rates that are based on analyses of public company information, assessment of risk and other factors and estimates.
     Our initial valuation of TerreStar Network’s intellectual property rights was determined utilizing a form of the income approach referred to as the relief from royalty valuation method. We assumed a 10% to 12% royalty rate applied to a projected revenue stream generated by a hypothetical licensee utilizing such intellectual property rights.
Note 6. Accounts Payable and Accrued Expenses
     Accounts payable and accrued expenses of continuing operations consist of the following:

	December 31,
	2008	2007
	(In thousands)
Accounts payable	$10,886	$18,823
Accrued development expenses	1,581	13,613
Accrued consulting expense	274	5,078
Accrued compensation and benefits	2,591	2,519
Accrued legal expense	861	2,122
Accrued operating and other expenses	475	1,068

	$16,668	$43,223

Note 7. February 2008 Financing Transactions
     On February 7, 2008, TerreStar Corporation and TerreStar Networks entered into a series of separate agreements with EchoStar Corporation, Harbinger and other investors constituting a commitment of $300 million in investments in TerreStar Corporation and TerreStar Networks, with $200 million made available at closing and the balance dedicated to funding the TerreStar-2 satellite. For further details on the debt transactions, please refer to Note 8 Long-Term Debt.
     On February 5, 2008, we entered into Spectrum Agreement with EchoStar to acquire certain 1.4GHz spectrum licenses in exchange for 30 million shares of common stock.
     On February 5, 2008, we entered into a Spectrum Contribution Agreement with Harbinger to assign its rights to certain other 1.4GHz spectrum licenses in exchange for 1.2 million of our Series E Junior Participating Preferred Stock, convertible into 30 million shares of common stock.
     The transactions involving the 1.4 GHz spectrum licenses were consummated on June 10, 2008. We retained an outside consultant to perform a fair value analysis of the 1.4 GHz spectrum. We recorded $156.5 million to indefinite lived intangible assets as a result of the valuation.
     We recorded these transactions as an integrated transaction for accounting purposes. In exchange for the net proceeds received of $191 million and spectrum licenses received of $156.5 million, we issued common stock of $265.8 million, issued debt of $200 million, recorded a debt discount of $142.5 million, recorded additional paid-in capital of $10.9 million related to a beneficial conversion feature and recorded deferred tax liability of $13 million.
Note 8. Long-Term Debt
TerreStar Notes
     On February 14, 2007, TerreStar Networks issued $500 million aggregate principal amount of Senior Secured Paid-in-Kind (“PIK”) Notes due 2014 (the “TerreStar Notes”) pursuant to an Indenture (the “Indenture”), among TerreStar Networks, as issuer, the guarantors from time to time party thereto (the “Guarantors”) and U.S. Bank National Association, as trustee.
     On February 5, 2008, TerreStar Corporation and TerreStar Networks entered into a Master Investment Agreement (the “EchoStar Investment Agreement”), with EchoStar Corporation (“EchoStar”). The EchoStar Investment Agreement provided for, among other things, the purchase by EchoStar of $50 million of TerreStar Notes in accordance with the First Supplemental Indenture dated February 7, 2008.
     The additional $50 million TerreStar Notes were issued at an issue price of 93%. As part of the acquisition accounting related to the $50 million TerreStar Notes and in conjunction with the acquisition of the 1.4GHz spectrum, a debt discount was recorded for approximately $42.5 million dollars. The debt discount is being accreted using the effective interest method over the six year term of the TerreStar Notes. For the year ended December 31, 2008, we accreted approximately $1 million of debt discount related to the TerreStar Notes. No accretion was recognized in 2007.
     The TerreStar Notes bear interest from the date of issuance at a rate of 15% per annum. If certain milestones are not met, additional interest of up to 1.5% per annum will accrue on the TerreStar Notes. Until and including February 15, 2011, interest on the TerreStar Notes will be payable in additional TerreStar Notes on each February 15 and August 15, starting August 15, 2007. Thereafter, interest on the TerreStar Notes will be payable in cash on February 15 and August 15, starting August 15, 2011. As of December 31, 2008, we did not meet certain milestones, so the interest rate increased by 1.5% from that date forward until these milestones are met.
     The TerreStar Notes are secured by a first priority security interest in the assets of TerreStar Networks, subject to certain exceptions, pursuant to a U.S. Security Agreement (the “Security Agreement”), dated as of February 14, 2007, among TerreStar Networks, as issuer, and any entities that may become Guarantors (as defined in the Indenture) in the future under the Indenture in favor of U.S. Bank National Association, as collateral agent. The assets of TerreStar Networks that collateralize the TerreStar Notes amount to $850.2 million as of December 31, 2008, consisting primarily of satellites under construction, property and equipment and cash and cash equivalents.
     During 2008, $87.7 million of interest were converted into additional TerreStar Notes in accordance with covenants under the Indenture. As of December 31, 2008 and 2007, the carrying value of the TerreStar Notes, net of discount including accrued interest, was $671.9 million and $568.0 million, respectively.

TerreStar Exchangeable Notes
     The EchoStar Investment Agreement also provided for the purchase by EchoStar of $50 million of TerreStar Networks’ newly issued 6.5% Senior Exchangeable PIK Notes due 2014, exchangeable for TerreStar Corporation common stock, at a conversion price of $5.57 per share (the “TerreStar Exchangeable Notes”). In addition, on February 5, 2008, TerreStar Corporation and TerreStar Networks entered into a Master Investment Agreement (the “Harbinger Investment Agreement”), with certain affiliates of Harbinger. The Harbinger Investment Agreement provided for, among other things, purchase by Harbinger of $50 million of TerreStar Exchangeable Notes. In connection with the foregoing transactions, certain of our existing investors entered into separate investment agreements (“Shareholder Investment Agreements”) to purchase in the aggregate $50 million of the TerreStar Exchangeable Notes.
     On February 7, 2008, TerreStar Networks issued $150 million aggregate principal amount of TerreStar Exchangeable Notes due 2014 pursuant to an Indenture (the “Exchangeable Note Indenture”), among TerreStar Networks, TerreStar Corporation and certain subsidiaries, as issuer, the guarantors from time to time party thereto (the “Exchangeable Note Guarantors”) and U.S. Bank National Association, as trustee.
     The TerreStar Exchangeable Notes bear interest from February 7, 2008 at a rate of 6.5% per annum, payable on a quarterly basis. Until and including June 15, 2011, interest on the TerreStar Exchangeable Notes will be payable in additional TerreStar Exchangeable Notes quarterly, starting March 15, 2008. Thereafter, interest on the TerreStar Exchangeable Notes will be payable in cash quarterly, starting June 15, 2011. The TerreStar Exchangeable Notes are scheduled to mature on June 15, 2014.
     The TerreStar Exchangeable Notes rank senior in right of payment to all existing and future subordinated indebtedness, and pari-passu with all other unsubordinated indebtedness. The TerreStar Exchangeable Notes are guaranteed by subsidiaries of TerreStar Networks.
     As part of the acquisition accounting related to the TerreStar Exchangeable Notes and in conjunction with the acquisition of the 1.4GHz spectrum, a debt discount was recorded for approximately $100 million dollars. The debt discount is being accreted using the effective interest method over the six year term of the TerreStar Exchangeable Notes. For the year ended December 31, 2008, we accreted approximately $4 million of debt discount related to the TerreStar Exchangeable Notes. No accretion was recognized in 2007.
     During 2008, $8.7 million of interest was converted into additional TerreStar Exchangeable Notes in accordance with the TerreStar Exchangeable Notes Indenture. As of December 31, 2008, the carrying value of the TerreStar Exchangeable Notes, net of discount including accrued interest, was $63.2 million.
Beneficial Conversion Feature
     The effective conversion rate of the TerreStar Exchangeable Notes after considering the discount, as compared to the fair market value of our common stock on the date of commitment, represents an additional beneficial conversion value. Thus, we recorded an additional discount to the TerreStar Exchangeable Notes, with a corresponding increase in additional paid-in capital, of $10.9 million. In accordance with EITF No. 00-27, “Accounting For Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the aforesaid discount is amortized to interest expense over six years from the date of commitment, the earliest redemption date of the notes.
TerreStar-2 Purchase Money Credit Agreement
     On February 5, 2008, we entered into a $100 million TerreStar-2 Purchase Money Credit Agreement (“Credit Agreement”) among TerreStar Networks, as the borrower, the guarantor’s party thereto from time to time, U.S. Bank National Association, as collateral agent, and Harbinger and EchoStar, as lenders.
     Amounts outstanding under the Credit Agreement bear interest at a rate of 14% per annum and mature on February 5, 2013. This interest is payable in additional notes through February 2012 and payable in cash thereafter.
     The Credit Agreement contains restrictive covenants customary for credit facilities of this type, including, but not limited to the following: limitations on incurrence of additional indebtedness; a limitation on liens; a limitation on asset sales of collateral and limitation on transactions with affiliates. The Credit Agreement also contains certain events of default customary for credit facilities of this type (with customary grace periods, as applicable). If any events of default occur and are not cured within the applicable grace periods or waived, the outstanding loans may be accelerated. The financing will be advanced as required and used to fund the completion of the TerreStar-2 Satellite.
     As of December 31, 2008, the carrying value of the Credit Agreement, including accrued interest, was $36.8 million.

Leases
     As of December 31, 2008, we had non-cancelable leases for office space, co-location sites, calibration earth stations, towers and furniture and equipment under operating leases expiring through 2018.
     Rent expense totaled approximately $10.8 million, $2.9 million and $6.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Rent expense is recognized on a straight-line basis over the term of the lease agreement. We also had sublease income which totaled approximately $0.3 million, $0.2 million and zero for the years ended December 31, 2008, 2007 and 2006, respectively.
Note 9. Stockholders’ Equity
     As of December 31, 2008, we authorized 5 million shares of preferred stock and 240 million shares of common stock. For each share of common stock held, common stockholders are entitled to one vote on matters submitted to the stockholders.
     The preferred stock may be issued in one or more series at the discretion of the Board of Directors (the “Board”), without stockholder approval. The Board is authorized to determine the number of shares in each series and all designations, rights, preferences and limitations on the shares in each series, including, but not limited to, determining whether dividends will be cumulative or non-cumulative.
Common Stock
     On September 7, 2006, we completed a rights offering for our common stock. In the offering, we sold 2,133,335 shares of common stock at a price of $8.157 per share for net proceeds of $18.2 million. The rights offering was open to our stockholders of record as of December 17, 2004 who had not participated in our private placement of common stock in November 2004. Each eligible record holder received a right to purchase 0.103 shares of our common stock for each share of common stock held on the record date.
     In September 2006, we issued 4,119,386 shares of TerreStar Corporation common stock in exchange for 2,314,462 shares of common stock of TerreStar Networks previously owned by Columbia Capital (“Columbia”), Spectrum Equity Investors (“Spectrum”) and TSTR Investors LLC.
     During 2007, we exchanged approximately 15 million shares of our common stock for approximately 9 million shares of TerreStar Networks common stock and approximately 2 million shares of TerreStar Global common stock with holders of TerreStar Networks common stock or options to purchase shares of TerreStar Networks common stock that were exercised immediately prior to the exchange. On June 12, 2007, we filed a resale registration statement with the SEC to register the resale of these shares.
     Under the purchase method of accounting, the above common stock exchanges were recorded at fair values as of the exchange date. As of December 31, 2007 and 2006, the excess of the fair values of the common stock exchanged resulted in an allocation of $82.9 million and $53.0 million, respectively, to intangible assets. The impairment for the twelve months ended December 31, 2007 and 2006 was $6.7 million and $4.9 million, respectively. As of December 31, 2007, our ownership interest in TerreStar Networks and TerreStar Global was approximately 86% and 85%, respectively, on a non-diluted basis.
     During 2008, we exchanged approximately 1.7 million shares of our common stock for approximately 0.9 million shares of TerreStar Networks common stock and approximately 0.3 million shares of TerreStar Global common stock with minority share holders. Accordingly, our ownership interests in TerreStar Networks and TererStar Global is approximately 88% and 86%, respectively, on a non-diluted basis as of December 31, 2008. In addition, the exchanges resulted in an allocation of approximately $7.7 million to intangible assets for the year ended December 31, 2008.
     On June 9, 2008, we issued approximately 30 million shares of our common stock pursuant to the closing of the EchoStar Spectrum Purchase Agreement.
Share Reserved for Future Issuances
     As of December 31, 2008, we reserved common stock for future issuance, as detailed below:

Shares issuable upon exercise of warrants	3,238,477
Shares issuable upon conversion of preferred stock	42,255,956
Shares issuable upon exercise of options	8,664,732
Shares issuable for Exchangeable Notes	33,051,620
Shares issuable in connection with SkyTerra transaction exchangeable for TerreStar Networks stock	19,094,343

Total	106,305,128

Preferred Stock
     We account for the Series A and Series B Cumulative Redeemable Convertible Preferred Stock (“Series A and B Preferred”) under Accounting Series Release 268 “Redeemable Preferred Stocks.” As of December 31, 2008, we had 5.0 million authorized shares of preferred stock, consisting of 0.45 million Series A shares, 0.5 million Series B shares, 1 Series C share, 1 Series D share, 1.9 million Series E shares and approximately 2.1 million shares undesignated.
     On April 15, 2005, we sold 408,500 shares of non-voting Series A Cumulative Convertible Preferred Stock (“Series A Preferred”), $0.01 par value in a private placement exempt from the registration requirements of the Securities Act of 1933. We received cash proceeds, net of $17.6 million in placement agent commissions of which approximately $11.5 million was paid to Tejas Securities Group, Inc., a related party and Deutsche Bank Securities Inc., (before escrowing a portion of the proceeds as required under the terms of the preferred stock described below) of approximately $391 million.
     In connection with the sale of the Series A Preferred stock, we granted warrants exercisable for an aggregate of 154,109 shares of our common stock to the purchasers. The warrants have a term of five years and an exercise price equal to $26.51 per share. Since we were unable to meet certain registration deadlines with respect to the shares of preferred stock, each warrant vested as to 1/365th of the shares of common stock underlying the warrant for each day after September 7, 2005. The fair value of the warrants was estimated at $3.9 million using a Black-Scholes model with volatility of 757%, risk free rate of 2.72% and a current stock price on the date of issue of $25 and recorded as additional deferred issuance costs.
     The rights, preferences and privileges of the Series A Preferred are contained in Certificates of Designations of the Series A Cumulative Convertible Preferred Stock. The following is a summary of these rights, preferences and privileges:
•	The Series A Preferred Stock has voting rights limited to those listed below, or except as required by applicable law. Upon (a) the accumulation of accrued and unpaid dividends on the outstanding shares of Series A Preferred for two or more six month periods, whether or not consecutive; (b) our failure to properly redeem the Series A Preferred Stock, or (c) our failure to comply with any of the other covenants or agreements set forth in the continuance of such failure for 30 consecutive days or more after receipt of notice of such failure from the holders of at least 25% of the Series A preferred then-outstanding shares of Series A Preferred, with the holders of shares of any parity securities issued after April 15, 2005 upon which like voting rights have been conferred and are exercisable, voting as a single class, will be entitled to elect two directors to our Board of Directors for successive one-year terms until such defect listed above has been cured. In addition, we must obtain approval of the holders of a majority of the then outstanding shares of Series A Preferred to modify the rights, preferences or privileges of the Series A Preferred in a manner adverse to the holders of Series A Preferred.

•	From April 15, 2005 to April 15, 2007 we were required to pay dividends in cash at a rate of 5.25% per annum (the “Cash Rate”) on the shares of Series A Preferred. We were required to place the aggregate amount of these cash dividends, $42,892,500, in an escrow account. These cash dividends will be paid to the holders of Series A Preferred from this escrow account in four semi-annual payments, unless earlier paid pursuant to the terms described below. The first of these dividend payments was made on October 15, 2005.

•	From April 15, 2007 to April 15, 2010, we are required to pay dividends on each share of Series A Preferred either in cash at the Cash Rate or in shares of our common stock at a rate of 6.25% per annum.

•	If any shares of Series A Preferred remain outstanding on April 15, 2010, we are required to redeem such shares for an amount equal to the purchase price paid per share plus any accrued but unpaid dividends on such shares.

•	Each holder of shares of the Series A Preferred shall be entitled to convert their shares into shares of our common stock at any time. Each share of Series A Preferred will initially be convertible into 30 shares of our common stock. Upon conversion, any accrued but unpaid dividends on such shares will also be issued as shares of common stock, in a number of shares determined by dividing the aggregate value of such dividend by $33.33. Upon conversion all amounts paid to holders of Series A Preferred will be paid in shares of our common stock.

•	Upon a change in our control, each holder of Series A Preferred shall be entitled to require us to redeem such holder’s shares of Series A Preferred for an amount in cash equal to $1,080 per share plus all accrued and unpaid dividends on such shares.

•	No dividends may be declared or paid, and no funds shall be set apart for payment, on shares of our common stock, unless (i) written notice of such dividend is given to each holder of shares of Series A Preferred not less than 15 days prior to the record date for such dividend and (ii) a registration statement registering the resale of the Conversion Shares has been filed with the SEC and is effective on the date we declare such dividend.
     Upon our liquidation, dissolution or winding up, the holders of Series A Preferred are entitled to receive, prior and in preference to any distributions to holders of shares of our common stock, an amount equal to $1,000 per share plus all accrued and unpaid dividends on such shares.

     On October 26, 2005, we completed an exchange offer in which we allowed each holder of Series A Preferred the opportunity to exchange their shares of Series A Preferred and a release of any claims relating to the issuance of the Series A Preferred for shares of Series B Preferred, which will have rights, preferences and privileges substantially identical to the Series A Preferred, except that upon (a) the accumulation of accrued and unpaid dividends on the outstanding shares of Series B Preferred for two or more six month periods, whether or not consecutive; (b) our failure to properly redeem the Series B Preferred Stock, or (c) our failure to comply with any of the other covenants or agreements set forth in the Certificate of Designations for the Series B Preferred Stock, and the continuance of such failure for 30 consecutive days or more after receipt of notice of such failure from the holders of at least 25% of the Series B Preferred then outstanding, then the holders of at least a majority of the then-outstanding shares of Series B Preferred, with the holders of shares of any parity securities upon which like voting rights have been conferred and are exercisable, voting as a single class, will be entitled to elect a majority of the members of our Board of Directors for successive on-year terms until such defect listed above has been cured. All of the holders of the Series A Preferred except for those affiliated with Highland Capital Management exchange their shares in this offer. Accordingly, approximately $318.5 million in the face amount of Series A Preferred shares were exchanged for Series B Preferred shares of the same face amounts and on $90 million in face amount of Series A Preferred shares remain outstanding.
Dividends on Series A and B Preferred Shares
     From April 15, 2005 to April 15, 2007, TerreStar Corporation paid cash dividends at a rate of 5.25% per annum on the Series A and Series B Preferred shares. These cash dividends of approximately $42.9 million were placed in an escrow account and were paid in four semi-annual payments to the holders of Series A and B Preferred. Additional dividend payments after April 15, 2007, are due bi-annually in April and October, payable at TerreStar Corporation’s option in cash at a rate of 5.25% per annum or in common stock at a rate of 6.25% per annum through April 15, 2010. Currently, we are unable to pay the Series A dividend in common stock due to our ongoing litigation with certain investors.
     If any shares of Series A and B Preferred remain outstanding on April 15, 2010, TerreStar Corporation is required to redeem such shares for an amount equal to the purchase price paid per share plus any accrued but unpaid dividends on such shares.
Series C and D Preferred Stock
     On February 7, 2008, we issued one share of non-voting Series C preferred stock, $0.01 par value (“Series C preferred”) to Echostar and one share of non-voting Series D preferred stock, $0.01 par value (“Series D preferred”) to Harbinger for a purchase price equal to par value of $0.01. Issuance of these shares was exempt from the registration requirements of the Securities Act of 1933.
     The rights, preferences and privileges of the Series C and Series D preferred are contained in Certificates of Designations of the Series C and D preferred stock. The following is a summary of these rights, preferences and privileges:
•	The Series C and Series D holders are not entitled to or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

•	The Series C and Series D Preferred are not convertible into any other class of our capital stock.

•	Series C and Series D preferred stock rank senior and prior to our common stock and each other class or series of our equity securities whether issued or issued in the future with respect to payment of dividends, redemption payments, rights upon our liquidation, dissolution or winding up of affairs. Additionally, the Series C and Series D rank junior to the Series A and Series B Cumulative Convertible Preferred Stock.

•	In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution shall be made (a) to the holders of any shares of our capital stock ranking junior (with respect to rights upon liquidation, dissolution or winding up) to the Series C and Series D preferred stock, unless the Series C and Series D holders shall have received $1,000 per share each, or (b) to the holders of shares of capital stock of the Company ranking on a parity (with respect to rights upon liquidation, dissolution or winding up) with the Series C and Series D preferred stock, except for distributions made ratably on the Series C and Series D preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

•	By virtue of their ownership of shares of Series C and Series D preferred stock, EchoStar and Harbinger have consent rights for, among other things, certain sales of assets, making any material change in our line of business, amending or permitting the amendment of our certificate of incorporation, by-laws, or our other organizational documents or any of our subsidiaries, certain acquisitions of assets, certain capital expenditures and consolidations and mergers and rights to appoint directors.

Series E Junior Participating Preferred Stock
     Series E preferred stock was issued to Harbinger and its affiliates under the Harbinger Spectrum Agreement. Except as otherwise required under Delaware law, the holders of Series E Preferred Shares are not entitled to vote on any matter required or permitted to be voted on by the stockholders. The holders of Series E Preferred Shares are entitled to participate ratably in any dividends paid on the shares of common stock. In the event of a liquidation, the holders of Series E Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $0.0001 per share (subject to adjustment), before any distribution may be made or any assets distributed in respect of the shares of common stock. Subject to certain restrictions related to the change of control provisions under the existing indenture and existing preferred stock, each Series E Preferred Share may be converted into 25 shares of common stock (subject to adjustment). There is no restriction in the Certificate of Designations governing the Series E Preferred Shares on the repurchases or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.
     On June 9, 2008, we issued 1.2 million shares of our Series E preferred stock to Harbinger, convertible into 30 million shares of our common stock for the effective purchase of CCTV Wireless, LLC, the holder of certain 1.4GHz licenses. The transaction was consummated on June 10, 2008.
Common Stock Purchase Warrants
     As of December 31, 2008, there were approximately 3 million fully vested warrants exercisable for our common stock outstanding.
     The following table summarizes our warrant activity as of December 31, 2008.

		Weighted-
		average exercise
TerreStar Corporation	Warrants	price per share
Outstanding at January 1, 2008	4,213,400	$9.35
Granted	—	—
Canceled	(974,923)	5.92
Exercised	—	—

Outstanding at December 31, 2008	3,238,477	$10.22

Note 10. Employee Stock Benefit Plans
Stock Options
     Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment”, an amendment of SFAS Nos. 123 (“SFAS No. 123(R)”), applying the modified prospective method. As a result of our decision to adopt using the modified prospective method, prior period results have not been restated. Prior to the adoption of SFAS No. 123(R), we applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) in accounting for its stock-based awards, and accordingly, recognized no compensation costs for its stock option plans other than for instances where APB 25 required variable plan accounting related to performance-based stock options, stock option modifications and restricted stock awards. Under the modified prospective method, SFAS No. 123(R) applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently vested, modified, repurchased or cancelled. Compensation expense recognized during 2006 includes the portion vesting during the period for (1) all share-based payments granted prior to, but not yet vested, as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Such estimates are made using the Black-Scholes option pricing model. Included in continuing operations for the year ended December 31, 2006 is the impact of revising the requisite service period related to stock compensation awards previously-granted to TerreStar Networks employees, certain Company executives and the Company’s former directors. This revised estimate was a shortening of the service period from previous estimates to September 25, 2006, the closing date of the TerreStar Networks and MSV ownership exchanges. In accordance with the stock compensation awards, that transaction qualified as an event which triggered automatic acceleration of all the outstanding unvested awards.
     Similarly, included in discontinued operations for the year ended December 31, 2006 is the impact of shortening the requisite service period related to stock compensation awards previously-granted to certain of our employees due to the automatic acceleration which occurred upon the closing of the sale of our terrestrial wireless business on September 14, 2006.

Summary
     Through 2007, TerreStar Corporation and TerreStar Networks offered stock options and other long term equity based incentive awards under their respective equity plans to their employees, directors and other service providers. During 2006, TerreStar Corporation adopted the 2006 TerreStar Corporation Equity Incentive Plan (the “2006 Plan”) which replaced the 2002 TerreStar Corporation Plan (the “2002 Plan”). During 2007, the TerreStar Corporation and TerreStar Networks respective Board of Directors and Compensation Committees decided to cease issuing options and other awards under the TerreStar Networks 2002 Stock Incentive Plan (the “2002 TerreStar Networks Plan”) and exchange certain outstanding options under the 2002 TerreStar Networks Plan for options to purchase common stock of TerreStar Corporation under the 2006 Plan. As of December 31, 2008, we now offer stock options and other long-term incentive awards under the following two plans to eligible persons:
•	the 2006 Plan; and

•	the TerreStar Global Ltd. 2007 Share Incentive Plan (the “Global Plan”).
     Our equity-based compensation expense is included in the following areas in the consolidated statement of operations for the periods indicated (in thousands) for the awards outstanding under the 2002 TerreStar Networks Plan, the 2006 Plan, the 2002 Plan, the Global Plan, and warrants issued to purchase TerreStar Global common shares:

	2008	2007	2006
General and administrative	$4,195	$23,814	$35,756
Research and development	285	1,297	—
Discontinued operations	—	—	4,862

Total stock-based compensation	$4,480	$25,111	$40,618

     For the year ended December 31, 2008, the total unrecognized stock compensation expense was approximately $6.6 million.
Restricted Stock Awards
     During 2008, we issued approximately 0.1 million and 0.6 million shares of restricted stock awards to its employees and approximately 0.3 million shares to certain executives of TerreStar Networks under the 2006 Plan. Fifty percent of the shares vest ninety days following the successful launch and in orbit test check-in of TerreStar-1 satellite and the remaining fifty percent vest upon the first anniversary of the initial vesting date. The fair value of restricted stock awards is based on the stock price at the date of grant. Restricted stock awards are settled in our shares of common stock after the vesting period.
     The fair value of restricted stock awards is based on the stock price at the date of grant. Restricted stock awards generally vest over four years and are settled in shares of TerreStar Corporation common stock after the vesting period.
     The following table summarizes our restricted stock activity as of December 31, 2008.

		Weighted-
		average grant
TerreStar Corporation	Restricted Shares	date fair value
Nonvested at January 1, 2008	69,000	$13.35
Granted	927,110	3.76
Canceled	(60,050)	4.22
Vested	(35,000)	9.80

Nonvested at December 31, 2008	901,060	$4.23

TerreStar Networks 2002 Stock Incentive Plan
     In July 2002, the TerreStar Networks’ shareholders approved the 2002 TerreStar Networks Plan (as amended) with 7,707,458 authorized shares of common stock, of which options to purchase 213,763 shares of TerreStar Networks’ common stock were outstanding at December 31, 2008 and 2007, respectively. All of the outstanding options under the 2002 TerreStar Networks Plan have vested. Pursuant to the terms of the adoption of the 2006 Plan (discussed above) no additional options will be issued pursuant to the 2002 TerreStar Networks Plan, and the plan will terminate upon the exercise or termination of the outstanding options.
     The fair value of each option award was estimated on the grant date using the Black-Scholes option pricing model. The risk-free interest rate was based on the daily treasury yield curve rates from the U.S. Treasury, adjusted for continuous compounding. The expected-volatility was estimated using TerreStar Networks and peer company historical volatility and implied volatility. The expected term was estimated using the average of the vesting date and the contractual term of the options.

     The following table summarizes the fair values and weighted average assumptions related to the grants under the 2002 TerreStar Networks Plan.

2006
Weighted average grant date fair value	$7.00
Weighted average assumptions:
Risk-free interest rate	4.62%
Expected volatility	62%
Expected dividend yield	—
Expected term (years)	2.5
     The following tables summarize our stock option activity for the 2002 TerreStar Networks Plan:

			Aggregate
	Options to	Weighted-	Intrinsic
	acquire	average exercise	Value
	shares	price per share	(in thousands)
Outstanding at January 1, 2008	213,763	$7.38	—
Granted	—	—	—
Canceled
Exercised

Outstanding at December 31, 2008	213,763	$7.38	$3,232

Exercisable at December 31, 2008	213,763	$7.38	$3,232

     The following table provides information about options under the 2002 TerreStar Networks Plan that are outstanding and exercisable as of December 31, 2008:

	Options Outstanding		Options Exercisable
		Weighted
	As of	Average	As of
	December 31,	Contractual Life	December 31,
Exercise Prices	2008	Remaining	2008
$0.21	52,070	6 years	52,070
$0.70	100,435	4 years	100,435
$24.42	61,258	7 years	61,258

	213,763		213,763

2002 TerreStar Corporation Plan
     The 2002 Plan was initially adopted by the Board of Directors in May 2002 with 5,493,024 authorized shares of common stock, of which options to purchase 231,664 shares of the our common stock were outstanding at December 31, 2008.
2006 TerreStar Corporation Equity Incentive Plan
     In April 2006, our shareholders approved the 2006 Plan which was designed to replace both the 2002 Plan and the 2004 Restricted Stock Plan. No additional shares were granted under either the 2002 Plan or the 2004 Restricted Stock Plan. The 2006 Plan initially authorized to issue a total of 10,000,000 (and was later amended in October 2007 to increase to 11,000,000) Incentive Stock Options, Non-Qualified Stock Options, Restricted Shares, Performance Shares and Performance Units. As of December 31, 2008, approximately 1.2 million shares remain available to be issued under the Plan.
     Under the 2006 Plan, we granted 35,600 non-qualified options to purchase our common stock to a board member on March 14, 2007. These options vest on March 14, 2008 and expire on March 14, 2017, unless fully exercised or terminated earlier.
     Under the 2006 Plan, we granted 3.8 million non-qualified options to purchase our common stock to TerreStar Networks employees on May 1, 2007. One-third of the options vest each year over three years starting January 1, 2008 and expires on January 1, 2017, unless fully exercised or terminated earlier.

     On May 23, 2007, we cancelled approximately 2.5 million fully vested non-qualified options to purchase TerreStar Networks common stock in exchange for the issuance of approximately 5.3 million fully vested non-qualified options to purchase our common stock. These options were granted to TerreStar Networks employees on May 23, 2007. These options were fully vested and we recognized $14.7 million of total incremental compensation cost related to this exchange for the year ended December 31, 2007. Fifty percent of the options became exercisable on January 1, 2008 and the remaining fifty percent become exercisable on January 1, 2009. The options expire on May 23, 2017, unless fully exercised earlier.
     On April 16, 2008, in connection with the departure of certain executives and their severance agreements, we accelerated the vesting date for those options not yet vested of approximately .9 million and 1.2 million options which were initially granted on May 1 and May 23, 2007, respectively, and extended the exercise period of these options by 12 months. Additionally, we granted an additional 145,175 fully vested options to one of the executives.
     The fair value of each option and modified award was estimated on the grant date using the Black-Scholes option pricing model. The risk-free interest rate was based on the daily treasury yield curve rates from the U.S. Treasury, adjusted for continuous compounding. The expected-volatility was estimated using TerreStar Corporation and peer company historical volatility and implied volatility. The expected term was estimated using the average of the vesting date and the contractual term of the options.
     On June 25, 2008, under the 2006 Plan, we granted 75,000 shares to certain directors as partial compensation for their service on the board of directors. The $1.25 fair value of the award was estimated as of the grant date using the Black-Scholes option pricing model. The risk-free interest rate of 3.48% was based on the daily treasury yield curve rates from the U.S. Treasury, adjusted for continuous compounding. The expected-volatility of 57% was estimated using TerreStar Corporation and peer company historical volatility and implied volatility. The expected term representing 6 years was estimated using the average of the vesting date and the contractual term of the options.
     The following table summarizes the fair values and weighted average assumptions related to the grants under the 2006 Plan.

Grant dates	2008	2007	2006
Weighted average grant date fair value	$0.33 — $1.78	$5.09 — 6.68	$7.32
Weighted average assumptions:
Risk-free interest rate	1.64% — 3.48%	4.34% — 4.68%	4.55%
Expected volatility	57% — 70%	60.0%	84.0%
Expected dividend yield	—	—	—
Expected term (years)	1.0 — 6.0	5.50 — 5.83	4.83
Options granted	332,675	9,138,403	407,500
     The following tables summarize our stock option activity for the 2002 TerreStar Corporation Plan and the 2006 Plan.

	Options to	Weighted-	Aggregate
	acquire	average exercise	Intrinsic Value
	shares	price per share	(in thousands)
Outstanding at January 1, 2008	9,568,911	$11.73	$—
Granted	332,675	9.33	$—
Canceled	(1,236,854)	11.31	$—
Exercised	—	—	$—

Outstanding at December 31, 2008.	8,664,732	11.69	$—

Exercisable at December 31, 20085	5,007,770	$11.93	$—

	Options to	Weighted-
	acquire	Average Grant
	shares	Date Fair Value
Nonvested at January 1, 2008	3,942,055	$6.72
Granted	332,675	3.80
Canceled	(897,926)	6.68
Vested	(2,188,293)	6.46

Nonvested at December 31, 2008	1,188,511	$6.41

     The following table provides information about options under the 2002 TerreStar Corporation Plan and the 2006 Plan that are outstanding and exercisable as of December 31, 2008:

	Options Outstanding		Options Exercisable
		Weighted
	As of	Average	As of
	December 31,	Contractual Life	December 31,
Exercise Prices	2008	Remaining	2008
$3.00	214	3 years	214
$5.00	112,500	1 years	112,500
$8.85	35,600	8 years	35,600
$11.30	3,040,259	6 years	1,963,401
$11.35	4,962,209	7 years	2,481,105
$11.95	37,500	8 years	37,500
$12.03	75,000	9 years	—
$12.50	110,000	8 years	110,000
$13.35	45,000	8 years	27,000
$17.94	15,000	7 years	9,000
$23.15	86,450	7 years	86,450
$28.70	145,000	6 years	145,000

	8,664,732		5,007,770

TerreStar Global Ltd. 2007 Share Incentive Plan
     Pursuant to the terms of the TerreStar Global Ltd. 2007 Share Incentive Plan (the “Global Plan”), TerreStar Global may issue up to an aggregate of 3.75 million shares of common stock in the form of options or other equity-based incentive awards to directors, officers, employees and service providers.
     On July 9, 2007, TerreStar Global granted 1.1 million non-qualified options under the Global Plan, to purchase its common stock to TerreStar Global employees, directors and service providers. One-half of the options vest each year over two years starting January 1, 2008 and expires on July 8, 2017, unless fully exercised or terminated earlier. As of December 31, 2008, approximately 2.6 million shares remain available to be issued under the Global Plan.
     The fair value of each option award was estimated on the grant date using the Black-Scholes option pricing model. The risk-free interest rate was based on the daily treasury yield curve rates from the U.S. Treasury, adjusted for continuous compounding. The expected-volatility was estimated using TerreStar Global and peer company historical volatility and implied volatility. The expected term was estimated using the average of the vesting date and the contractual term of the options.
     As disclosed in our Form 8-K filed April 18, 2008 in connection with the departure of certain executives and their severance agreements, we accelerated the vesting date of approximately 162,500 options granted under the Global Plan which were initially granted on July 9, 2007. Additionally, the exercise period for these executive’s options were extended by 12 months.
     The following tables summarize the fair values and weighted average assumptions related to options issued under the Global Plan.

	July 9,	October 1,	December 17,
Grant date	2007	2008	2008
Weighted average grant date fair value	$0.29	$0.27	$0.17
Weighted average assumptions:
Risk-free interest rate	4.95%	1.96%	1.96%
Expected volatility	80.0%	75.0%	75.0%
Expected dividend yield	—		—
Expected term (years)	5.50	5.50	5.50
Options granted	1,105,000	65,000	480,000

     The following tables summarize our stock option activity under the Global Plan.

	Options to	Weighted-
	acquire	average exercise	Aggregate
	shares	price per share	Intrinsic Value
Outstanding at January 1, 2008	1,105,000	$0.42	—
Granted	545,000	0.42	—
Canceled	(25,000)	0.42	—
Exercised	—	—	—

Outstanding at December 31, 2008	1,625,000	$0.42	—

Exercisable at December 31, 2008	740,000	$0.42	—

	Options to	Weighted-
	acquire	Average Grant
	shares	Date Fair Value
Nonvested at January 1, 2008	1,105,000	$0.29
Granted	545,000	0.18
Canceled	(25,000)	0.29
Exercised	—	—
Vested	(740,000)	0.29

Nonvested at December 31, 2008	885,000	$0.22

	Options Outstanding		Options Exercisable
		Weighted
	As of	Average	As of
	December 31,	Contractual Life	December 31,
Exercise Prices	2008	Remaining	2008
$0.42	1,625,000	9.10 years	740,000
Warrants—TerreStar Global
     On July 9, 2007, TerreStar Global issued warrants to its board and former board members. These warrants vested immediately and expire on July 9, 2012, or earlier if fully exercised or otherwise cancelled per the warrant agreement’s terms.
     The fair value of each warrant was calculated using a Black-Sholes option pricing model. The risk-free rates were developed using Daily Treasury Yield Curve Rates from the U.S. Treasury, adjusted for continuous compounding. The expected volatility was estimated using TerreStar Global and peer company historical average annual volatility. The July 9, 2007 warrants contain a provision that violates the basic characteristics of “plain vanilla” options. Specifically, with certain limiting, the warrants are freely transferable. As the warrants are likely to remain outstanding for the entirety of their contractual term, the expected term was determined to equal the contractual term for the July 9, 2007 warrants. As the July 9, 2007 warrants are vested upon issuance, it is expected that none of these shares would be forfeited prior to vesting.
     The following table summarizes the fair values and weighted average assumptions related to warrants.

TerreStar Global
Grant date	July 9, 2007
Weighted average grant date fair value	$0.28
Weighted average assumptions:
Risk-free interest rate	5.03%
Expected volatility	80.0%
Expected dividend yield	—
Expected term (years)	5.00
Warrants granted	553,100

     The following table summarizes the TerreStar Global warrants that are outstanding and exercisable as of December 31, 2008.

	Warrants Outstanding		Exercisable
		Weighted
	As of	Average	As of
	December 31,	Contractual Life	December 31,
Exercise Prices	2007	Remaining	2008
$0.42	553,100	3.52 years	553,100
Note 11. Income Taxes
     The expense (benefit) for income taxes is comprised of:

	2008	2007	2006
Current	—	—	—
Federal	$(2,231)	$(2,248)	$4,535
State	—	—	—
Deferred	—	—	—
Federal	—	—	—
State	—	—	—
Total tax expense	$(2,231)	$(2,248)	$4,535
     The components of net deferred tax assets and net deferred tax liabilities are as follows:

	December 31,
	2008	2007
	(in thousands)
Deferred tax assets, net:
Net operating loss and AMT credit carryforwards	$526,151	$430,134

Deferred taxes related to temporary differences:
Share based compensation	17,721	21,355
SkyTerra investment	—	1,430
TerreStar capitalized expenses	98,876	61,587
High Yield Debt Interest	44,759	—
Other	2,132	12,471

Total deferred tax assets	689,639	526,977

Less valuation allowance	(513,861)	(441,369)

Deferred tax assets, net of valuation allowance	175,778	85,608

Deferred tax liabilities:
Tangible asset basis, lives and depreciation methods	50,377	3,385
TerreStar—acquisition intangibles	75,354	82,223
Intangible Spectrum 1.4GHz	13,039	—
Debt Discount	50,047	—

Total Deferred tax liability	188,817	85,608

Total Net Deferred liability	$(13,039)	$—

     The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. A benefit was recorded for the year ended December 31, 2008, due to the fact that the estimated tax expense accrued in 2007 ultimately proved to be lower when we filed our final 2007 Income Tax Returns. In addition, we realized the deferred tax asset related to AMT credits as a result of anticipated capital loss carrybacks. We recorded a deferred tax liability of $13,039 related to indefinite lived intangible spectrum assets acquired as part of the financing transactions entered into February 2008 with Harbinger and EchoStar. The deferred tax liability relates to the difference between the book carrying value of spectrum acquired in the transaction and the estimate tax basis on the date of acquisition. As the liability was recorded in accounting for the transaction, it does not affect deferred income tax expense. Further, it does not offset our deferred tax asset because it has an indefinite life. Our net deferred tax assets, excluding the spectrum deferred tax liability, were offset by a full valuation allowance because it is not considered more likely than not that these tax benefits will be realized.

     As of December 31, 2008 and 2007, we had estimated net operating loss carryforwards (“NOLs”) of $1.3 billion and $1.1 billion, respectively. In 2002, due to the debt restructuring and reorganization, and also in 2004 and 2006, we triggered a change of control, which limits the availability and utilization of the NOLs. Our NOLs expire between 2013 and 2028. We realized a capital loss of $198.9 million in 2008. The capital loss recorded in 2008 will be carried back to offset capital gains recorded in 2006. The remaining capital loss carryforward will expire in 2013.
     The aggregate provisions for income taxes for the periods below differs for both continuing and discontinued operations from the amount computed by applying the Federal statutory rate due to the following:

	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal tax benefit	—	—	6.2
Permanent Differences	6.1	(5.4)	—
Valuation Allowance	(36.8)	(29.9)	(41.7)
Other	(3.5)	1.2	—

Effective income tax rate	0.8%	0.9%	(0.5)%

     On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), "Accounting for Uncertainties in Income Taxes,” which applies to all tax positions related to income taxes subject to SFAS No. 109, “Accounting for Income Taxes". FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and the recognition should be the highest amount which would be expected to be realized upon settlement. The adoption of FIN 48 had no material impact. We accrue interest and penalties related to unrecognized tax benefits in its provision for income taxes.
     We and our subsidiaries filed income tax returns in the U.S. and in various state, local, and foreign jurisdictions. Due to our net operating loss carryforward position in the U.S., its tax years from 1999 forward may be adjusted by the Internal Revenue Service even though the general three year statute of limitations has expired for certain years. We are subject to various sate and local tax statutes of limitation.
     A change in unrecognized tax benefits under FIN 48 is shown in the table below (in thousands).

	2008	2007
Opening balance	$12,100	$—
Increase (decrease) related to positions taken in current period	(12,100)	12,100
Increase (decrease) related to settlement with tax authorities	—	—
Reductions related to expiration of statue of limitations	—	—
Unrecognized tax benefits at December 31, 2008 and 2007.	$—	$12,100
     The change in unrecognized tax benefits resulted in a decrease to our alternative minimum tax liability in 2008. We do not expect a significant change in the FIN 48 liability in the next 12 months.
Note 12. Charges Related to Cost Reduction Actions
     In April 2008, we announced that TerreStar Networks would implement certain cost reduction measures which included costs for employee terminations. Additionally, certain contracts and leases were evaluated under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), for their remaining economic benefit and we have established the cease-use date, and recorded the liability accordingly. We accounted for these costs in accordance with SFAS No. 112, “Employers’ Accounting for Postemployment Benefits—An Amendment of SFAS No. 5 and 43” (“SFAS No. 112”), and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Employee termination benefits costs were accounted for under SFAS No. 112. We included employee severance, health insurance, and other related payroll benefit costs as employee termination benefit costs. Contract termination costs are accounted for under SFAS 146 which includes costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity.

     The details of these charges are presented in the following table.

(in thousands)
Beginning Liability, Jan 1, 2008	$2,332
Employee termination benefit costs	6,490
Contract termination costs	7,945
Reduction in deferred rent	(1,018)
Lease exit costs	3,311

Total incurred expenses	16,728
Cash expenditures through December 31, 2008	(14,113)

Ending Liability, December 31, 2008(1)	$4,947

(1)	This total liability is included in current and long term deferred rent of $1.4 million and $2.9 million, respectively, and accrued termination costs in the amount of $0.7 million.
Note 13. Commitments and Contingencies
     We lease office space, equipment, collocation, cell sites and office furniture under non-cancelable operating and capital leases expiring through 2018.
     As of December 31, 2008, TerreStar Corporation had $408.5 million of its Series A and B preferred stock outstanding. If not converted or repaid, the entire preferred stock amount will be due on April 15, 2010. On April 15, 2007, TerreStar Corporation paid the remaining portion of the dividends that were required to be placed in escrow. Additional dividend payments after April 15, 2007, will be due bi-annually in April and October, payable at TerreStar Corporation’s option in cash at a rate of 5.25% per annum or in common stock at a rate of 6.25% per annum through April 15, 2010. Currently, we are unable to pay the Series A dividend in common stock due to our ongoing litigation with certain investors. We anticipate paying the Series A dividend in cash and the Series B in common stock until such time that the Series A litigation is resolved and we satisfy the conditions required to pay the Series A dividend in common stock.
     Additionally, we had the following contractual commitments as of December 31, 2008.

	TOTAL	< 1 yr	1-3 yrs	4-5 yrs	5+ yrs
			(in thousands)
TerreStar Networks Satellites	$310,640	$120,356	$97,767	$7,974	$84,543
Leases	15,319	6,261	8,820	190	48
Network and Capital Equipment and Services	383,696	21,556	362,140	—	—
Preferred Stock Obligations	440,669	21,446	419,223	—	—
Debt Obligations	1,693,653	—	247,201	1,446,452	—

	$2,843,977	$169,619	$1,135,151	$1,454,616	$84,591
Litigation Adverse to Highland Capital Management and James Dondero
     Since August 2005, we have been engaged in litigation adverse to Highland Capital Management, L.P. (“Highland Capital”), as well as certain investment funds managed by Highland Capital and James Dondero, who is the principal owner of Highland Capital and one of our former directors (Highland Capital, its investment funds, and Mr. Dondero collectively, the “Dondero Affiliates”). Seven of the suits were filed by the Dondero Affiliates against us or related parties. Of those seven suits, four have been resolved in our favor (and are not further discussed herein); two have been dismissed on our motions and are being appealed by the Dondero Affiliates, and one is in the pleading stage. In addition, we have filed two suits against Mr. Dondero and the Dondero Affiliates; both were dismissed on the defendants’ motions, although one has been remanded to the trial court following our successful appeal.
     The suit filed by the Dondero Affiliates that remains on appeal was filed on August 16, 2005 in a Texas state district court in Dallas County, Texas (the “Rescission Litigation”). This suit challenged the validity of our Series A Preferred Stock and sought damages and rescission of the Dondero Affiliates’ $90 million purchase of 90,000 shares of Series A Preferred Stock. On November 30, 2007, the court granted our motion for summary judgment and dismissed the suit. The Dondero Affiliates appealed the dismissal. On March 6, 2009, the Court of Appeals reversed the summary judgment and remanded most of the claims to the trial court for trial.

     We intend to vigorously pursue rehearing before the Court of Appeals and, if unsuccessful in the Court of Appeals, to seek review by the Supreme Court of Texas.
     The Dondero Affiliates suit that was most recently dismissed was filed on February 1, 2008 in the Commercial Division of the New York Supreme Court. In this suit, the Dondero Affiliates contend that certain transactions, including the September 2005 exchange offer by virtue of which we exchanged our outstanding shares of Series A Preferred Stock for a new class of Series B preferred stock, caused the occurrence of the Senior Security Trigger Date, supposedly requiring us to issue a Senior Security Notice, that would entitle the Dondero Affiliates to redeem their Series A Preferred Stock. We moved to dismiss this action. On October 14, 2008, the court granted the motion to dismiss and denied the plaintiffs’ request for leave to amend their complaint. The Dondero Affiliates have filed a notice of appeal. We intend to vigorously defend the judgment on appeal.
     The Dondero Affiliates suit that is in the pleading stage was filed on December 31, 2008 in the Court of Chancery of the State of Delaware. In this lawsuit, the Dondero Affiliates contend that certain financing transactions entered into by us in February 2008 with Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund LP (collectively, “Harbinger”), EchoStar and other investors constituted a change in control of TerreStar Corporation under the Series A Preferred Stock. The Dondero Affiliates allege that this change of control occurred in at least two ways: (i) Harbinger acquired control of 58% of TerreStar Corporation’s voting stock; and (ii) Harbinger and EchoStar constitute a group that together acquired control of more than 50% of TerreStar Corporation’s voting stock. The Dondero Affiliates ask the court to require us to issue a notice of change of control under the Certificate of Designation for the Series A Preferred Stock and redeem such stock for $90 million plus dividends and escrow premiums. In the alternative, they seek unspecified damages. We believe that these claims are without merit and intend to vigorously defend against this suit.
     On October 19, 2005, we filed two lawsuits against Mr. Dondero, one in the United States District Court for the Northern Division of Texas and one in Texas state district court in Dallas County, Texas. The complaint filed in the United States District Court was dismissed on the motion of Mr. Dondero and his affiliates, and the dismissal is now final. The petition filed in state court alleges that Mr. Dondero seriously and repeatedly breached his fiduciary duties as a director in order to advance his own personal interests. The state court, on Mr. Dondero’s motion, entered summary judgment dismissing the fiduciary suit on the ground that the United States District Court’s dismissal of the federal securities lawsuit had a res judicata effect precluding the continued prosecution of state law breach-of-fiduciary-duty claims. However, on appeal, the Court of Appeals reversed the dismissal and remanded the case to the state district court, where we anticipate that it will now be set for trial.
Sprint Nextel Litigation
     On June 25, 2008, Sprint Nextel Corporation (“Sprint”) filed a lawsuit in the United States District Court for the Eastern District of Virginia naming TerreStar Networks as a defendant. New ICO Satellite Services, G.P. was also named as a defendant (together with TerreStar Networks, the “Defendants”). In this lawsuit, Sprint contends that Defendants owe them reimbursement for certain spectrum relocation costs Sprint has incurred or will incur in connection with relocating incumbent licensees from certain frequencies in the 2GHz spectrum band. Sprint seeks, among other things, enforcement of certain Federal Communications Commission orders and reimbursement of not less than $100 million from each Defendant. On our motion, the United States District Court for the Eastern District of Virginia has stayed Sprint’s suit on the ground that primary jurisdiction of the dispute resides in the Federal Communications Commission; the case has been administratively closed.
* * *
     From time to time, we are involved in legal proceedings in the ordinary course of our business operations. Although there can be no assurance as to the outcome or effect of any legal proceedings to which we are a party, we do not believe, based on currently available information, that the ultimate liabilities, if any, arising from any such legal proceedings not otherwise disclosed would have a material adverse impact on its business, financial condition, results of operations or cash flows.
Note 14. Fair Value of Financial Instruments
     The carrying amount for cash and cash equivalents, for debt issues that are not quoted on an exchange, interest rates currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair values.
     We determined that for certain of our financial instruments there is not an active market. Thus, under SFAS No. 157, we have utilized Level 3 in valuing many of our financial instruments.
     Our chief objective of the valuation model used was to obtain a realistic exit price at the current measurement date from the perspective of an arms-length buyer and seller.

     We utilized a discounted cash flow model to calculate the fair market value of each instrument, based on the yield inputs from the JP Morgan CCC High Yield Index. The primary assumption is these observable yields are reliable proxies for investor required yield, and reflect the appropriate risk and reflect market information. Additional inputs to our valuation model included contractual cash payments and the principal repayment at the maturity date.

	As of December 31, 2008		As of December 31, 2007
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Restricted Cash	$1,404	$1,404	$5,462	$5,462
Investment in SkyTerra	—	—	325,308	301,467
Debt:
TerreStar Notes and accrued interest, thereon	$671,884	$333,145	$567,955	$567,955
TerreStar Exchangeable Notes and accrued interest, thereon	63,176	30,757	—	—
TerreStar-2 Purchase Money Credit Agreement and accrued interest, thereon	36,755	27,537	—	—
Preferred Stock:
Series A Cumulative Convertible Preferred Stock	$90,000	$74,458	$90,000	$90,000
Series B Cumulative Convertible Preferred Stock	$318,500	$215,271	$318,500	$318,500
Note 15. Employee Benefits
Defined Contribution Plan
     On March 7, 2007, the Board of Directors approved termination of the Motient Corporation 401(k) Plan. Concurrently, the Board approved the formation of the TerreStar Networks Inc. 401(k) Savings Plan as a participating employer. The Motient Corporation 401(k) Savings Plan provided for (i) a TerreStar Networks match of employee contributions, in the form of common stock, at a rate of $1 for every $1 of an employee’s contribution not to exceed 4% of an employee’s eligible compensation, (ii) a discretionary annual employer non-elective contribution, (iii) the option to have plan benefits distributed in the form of installment payments and (iv) the reallocation of forfeitures, if any, to active participants.
     The TerreStar Networks 401 (k) Plan provides for: (i) TerreStar Networks match of employee contributions at a rate of $1 for every $1 an employee’s contribution not to exceed 4% of an employee’s eligible compensation and (ii) the option to have plan benefits distributed in the form of installment payments. The TerreStar Network match of employee contributions is 100 % vested to the employee.
     TerreStar Networks’ matching expense related to continuing operations employees was approximately $677,000, $700,000 and $30,000 for 2008, 2007 and 2006, respectively.
Note 16. Related Party Transactions
     ATC Technologies, LLC—ATC Technologies is a subsidiary of MSV which is owned by SkyTerra. We sold our remaining interest in SkyTerra in September 2008.
     Capital & Technology Advisors (“CTA”)—a consulting and private advisory firm specializing in the technology and telecommunications sectors owned by Jared Abbruzzese, who previously served on the Board of Directors of TerreStar Networks and TerreStar Global. The agreement with Mr. Abbruzzese expired November 30, 2006 and was not renewed.
     For the year ended December 31, 2008 and 2007, we recorded costs of $0.6 million and $0.6 million, to related parties. All of those costs were paid to ATC Technologies for intellectual property related services.
     For the year ended December 31, 2006, we recorded costs of $2.8 million to related parties for service-related obligations. Of that amount, approximately $1.3 million was paid to ATC Technologies for intellectual property related services. Also in 2006, $1.1 million in cash was paid to CTA. All of the amounts paid to CTA in 2006 are presented within discontinued operations. We also incurred costs of $0.4 million to CTA’s founder, Jared Abbruzzese, for his service as Chairman of the Board of TerreStar Corporation.

Note 17. Supplemental Cash Flows Information
     Supplemental cash flow information for the years ended December 31, 2008, 2007 and 2006 is presented in the table below.

	2008	2007	2006
	(in thousands)
Non-cash investing and financing activities
Accrued property and equipment	$1,303	$8,554	$12,462
Interest capitalized on satellites and terrestrial network under construction	60,618	27,652	336
Assets acquired under capital lease	—	193	—
Acquisition of intangible assets funded by issuance of common stock	164,175	89,621	57,919
Investment in TerreStar Networks intangible assets	—	—	(48,539)
Acquisition of SkyTerra shares through exchange of MSV	—	177,618	290,181
Deferred financing fees accrued	—	916	—
Accretion of issuance costs on Series A and Series B Preferred	4,553	4,542	4,029
Paid-in-kind interest	99,978	37,708	—
Stock dividend to Series B Preferred Shareholders	9,953	9,953	—
Dividend liability not paid	3,900	193	2,181
Dividend payable—SkyTerra Investment	—	—	254,490
Exercise of common stock warrants	—	—	820
Investment in consolidated subsidiary	—	—	66,376
Acquisition of Minority interest funded by issuance of common stock	1,573	33,801	13,474

Supplemental Cash Flows Information
Interest paid	$—	$7,034	$—
Income taxes paid	$—	$5,713	$—
Note 18. Quarterly and Other Financial Data (unaudited)
     The following tables present selected quarterly financial data for 2008 and 2007. Because certain of the data set forth in the following tables has been restated from amounts previously reported in our Quarterly Reports on Form 10-Q for the applicable periods, the following tables and the accompanying footnotes reconcile the quarterly information presented with that previously reported.

	2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except for per share amounts)
Operating expenses	$67,194	$57,280	$31,876	$34,993
Net loss from continuing operations	(94,574)	(66,715)	(64,220)	(52,183)
Net income (loss)	(94,574)	(66,715)	(64,220)	(52,183)
Net loss available to common stockholders	(101,499)	(73,640)	(71,219)	(55,026)
Basic and Diluted loss per common share(1)	$(1.14)	$(0.75)	$(0.59)	$(0.45)
Basic and Diluted weighted-average common shares outstanding	88,698	96,676	121,051	121,051

	2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except for per share amounts)
Operating expenses	$38,962	$50,298	$34,557	$58,896
Net loss from continuing operations	(67,590)	(56,168)	(54,135)	(61,248)
Net income (loss)	(67,590)	(56,168)	(54,135)	(61,248)
Net loss available to common stockholders	(74,476)	(63,155)	(61,224)	(68,060)
Basic and Diluted loss per common share(1)	$(1.01)	$(0.75)	$(0.71)	$(0.78)
Basic and Diluted weighted-average common shares outstanding	73,622	84,581	86,128	87,263

(1)	Loss per share calculations for each of the quarters in 2008 and 2007 is based on the weighted average number of shares outstanding for each of the periods, and the sum of the quarters is not equal to the full year loss per common share amount due to rounding.

Note 19. Schedule II—Valuation and Qualifying Accounts
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2006, 2007 and 2008
(in millions)

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
Description	of Period	Expenses	Deductions	Period
Year Ended December 31, 2006
Allowance for doubtful accounts	$—	$—	$—	$—
Valuation allowance deferred tax assets	$194	$—	$191	$385

Year Ended December 31, 2007
Allowance for doubtful accounts	$—	$—	$—	$—
Valuation allowance deferred tax assets	$385	$—	$56	$441

Year Ended December 31, 2008
Allowance for doubtful accounts	$—	$1	$—	$1
Valuation allowance deferred tax assets	$441	$—	$73	$514